In this Annual Information Form, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

Each section of BCE’s 2022, 2023 and 2024 management’s discussion and analysis (BCE 2022 MD&A, BCE 2023 MD&A and BCE 2024 MD&A, respectively) and each section of BCE’s 2024 consolidated financial statements referred to in this Annual Information Form is incorporated by reference herein. No other document shall be considered to be incorporated by reference in this Annual Information Form. The BCE 2022 MD&A, BCE 2023 MD&A, BCE 2024 MD&A and BCE 2024 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the United States (U.S.) Securities and Exchange Commission (SEC) as exhibits to BCE’s annual reports on Form 40-F (available at sec.gov). They are also available on BCE’s website at BCE.ca.

Unless otherwise indicated herein, documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this Annual Information Form are not part of this Annual Information Form and are not incorporated by reference herein.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 6, 2025, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trademarks in this Annual Information Form which are owned or used under licence by BCE Inc., Bell Canada or their subsidiaries include, without limitation, BCE, BELL Design, BELL MOBILITY and BELL MEDIA. This Annual Information Form also includes trademarks of other parties. The trademarks referred to in this Annual Information Form may be listed without the ® and TM symbols.

© BCE Inc., 2025. All rights reserved.

2	BCE INC.	2024 ANNUAL INFORMATION FORM

	Annual information form	Parts of MD&A and financial statements incorporated by reference (references are to pages of the BCE 2024 Annual financial report, except where otherwise indicated)
1 Caution regarding forward-looking statements	4	30-31; 38; 59; 64; 88-99

2 Corporate structure	7

2.1 Incorporation and registered office	7

2.2 Subsidiaries	7

3 Description of our business	8

3.1 General summary	8	13-16; 45; 53; 58-59; 64; 81

3.2 Strategic imperatives	9	32-36

3.3 Our operational transformation	9

3.4 Competitive strengths	10	34

3.5 Marketing and distribution channels	17

3.6 Networks	19

3.7 Employees	23

3.8 Corporate responsibility	24	21-31

3.9 Competitive environment	25	39-40; 56-58; 59; 62-63; 65

3.10 Regulatory environment	26	82-87

3.11 Intangible properties	26

4 General development of our business – three-year history	27

4.1 Transactions	27

4.2 Corporate developments	30	17-21; 32-36; 18-23(1); 35-38(1); 18-21(2); 33-36(2)

4.3 Regulatory environment	30	82-87; 83-87(1); 86-90(2)

5 Our capital structure	31

5.1 BCE securities	31	158-159

5.2 Bell Canada debt securities	32	146-147

5.3 Credit ratings	34

5.4 Trading of our securities	38

6 Dividends and dividend payout policy	40	18-21; 104-108

7 Our directors and executive officers	43

7.1 Directors	43

7.2 Executive officers	45

7.3 Directors’ and executive officers’ share ownership	45

8 Legal proceedings	46

9 Interest of management and others in material transactions	49

10 Interest of experts	49

11 Transfer agent and registrar	49

12 For more information	50

13 Schedule 1 – Audit Committee information	51

14 Schedule 2 – Audit Committee charter	54

(1)	References to parts of the BCE 2023 MD&A contained in BCE’s annual financial report for the year ended December 31, 2023 (BCE 2023 Annual Financial Report).

(2)	References to parts of the BCE 2022 MD&A contained in BCE’s annual financial report for the year ended December 31, 2022 (BCE 2022 Annual Financial Report).

3	BCE INC.	2024 ANNUAL INFORMATION FORM

1	Caution regarding
forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to the proposed acquisition by Bell Canada of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition, certain potential benefits expected to result from the proposed acquisition including the combined Bell Canada and Ziply Fiber target number of fibre locations to be reached by the end of 2028, Bell Canada’s growth prospects and strategic positioning, the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE), the expected timing and completion thereof, the intended use by BCE of the net proceeds from the proposed disposition and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, the proposed disposition of Northwestel Inc. (Northwestel), the expected timing and completion thereof, the intended use by Bell Canada of the proceeds from the proposed disposition and the planned continuation of a Bell Canada partnership with Northwestel beyond transaction close, BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, the reduction of BCE’s net debt leverage ratio, BCE’s anticipated reductions in capital expenditures, BCE’s network deployment plans, the status of the Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) and the time period during which the discount thereunder will be maintained by BCE, our transformation initiatives, the successful development and implementation of artificial intelligence (AI) solutions, either by us or pursuant to certain partnerships entered into by BCE, the intended use of the net proceeds of Bell Canada’s offering of debt securities, BCE’s business, outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, estimate, expect, intend, may, plan, seek, should, strive, will and would. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 6, 2025 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Subject to various factors, we believe that the assumptions on which the forward-looking statements made in this Annual Information Form are based were reasonable as at March 6, 2025. Refer in particular to the sub-sections of the BCE 2024 MD&A entitled Assumptions on pages 30 to 31, 38, 59, and 64 of BCE’s annual financial report for the year ended December 31, 2024 (BCE 2024 Annual Financial Report) for a discussion of certain key economic, market, operational and other assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to: the negative effect of adverse economic conditions, including trade wars resulting from the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, reductions in immigration levels, high housing support costs relative to income, and financial and capital market

4	BCE INC.	2024 ANNUAL INFORMATION FORM

volatility, and the resulting negative impact on customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the proposed disposition of BCE’s ownership stake in MLSE and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc. (Rogers) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant sports league and other customary approvals, which may affect its completion, terms or timing, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed

5	BCE INC.	2024 ANNUAL INFORMATION FORM

acquisition will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets, including, without limitation, those related to greenhouse gas emissions reduction; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2024 MD&A and, in particular, in section 9, Business risks of the BCE 2024 MD&A, on pages 88 to 99, of the BCE 2024 Annual Financial Report.

Forward-looking statements contained in this Annual Information Form for periods beyond 2025 involve longer-term assumptions and estimates than forward-looking statements for 2025 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2025 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE 2024 MD&A will remain substantially unchanged during such periods.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 6, 2025. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

6	BCE INC.	2024 ANNUAL INFORMATION FORM

2	Corporate structure

2.1	Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by: (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares; (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares; (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares); and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun, Québec H3E 3B3.

2.2	Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2024, which are all incorporated in Canada, and the percentage of voting securities that BCE Inc. directly or indirectly held in such subsidiaries on that date. BCE Inc. has other subsidiaries that have not been included in the table since each represented 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues at December 31, 2024. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2024.

Subsidiary	Percentage of voting securities held by BCE Inc. at December 31, 2024(1)

Bell Canada	100%

Bell Mobility Inc.	100%

Bell Media Inc.	100%

(1)

At December 31, 2024, BCE Inc. directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. (Bell MTS). BCE Inc. indirectly held all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

7	BCE INC.	2024 ANNUAL INFORMATION FORM

3	Description of our business

This section contains forward-looking statements, including, but not limited to, statements relating to our anticipated capital expenditures and network deployment plans, our transformation initiatives and the benefits expected to result therefrom, the successful development and implementation of artificial intelligence (AI) solutions, either by us or pursuant to certain partnerships entered into by BCE, our proposed acquisitions and dispositions, and our business outlook, objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

3.1	General summary

BCE is Canada’s largest communications company,(1) providing residential, business and wholesale customers with a wide range of solutions for all their communications needs.

Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media.

Bell CTS provides a wide range of communication products and services to consumer, business and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell.

Our Bell Media segment provides a portfolio of assets in premium video, audio, out-of-home (OOH) advertising, and digital media to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2024 MD&A, on pages 13 to 16 of the BCE 2024 Annual Financial Report. Additional information regarding the business outlook of our Bell CTS and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2024 MD&A, on pages 58 to 59, and 64 of the BCE 2024 Annual Financial Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

•	a 37.5% indirect equity interest in MLSE(2);

•	a 50% indirect equity interest in Glentel Inc. (Glentel);

•	a 20.2% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec.

A discussion of the key transactions completed by BCE since 2022 can be found in section 4.1, Transactions of this Annual Information Form.

For the years ended December 31, 2024 and 2023, we generated consolidated operating revenues of $24,409 million and $24,673 million, respectively, and consolidated net earnings of $375 million and $2,327 million, respectively. For the year ended December 31, 2024, Bell CTS’ operating revenues totaled $21,619 million ($21,592 million external revenues) and Bell Media’s operating revenues totaled $3,151 million ($2,817 million external revenues). For the year ended December 31, 2023, Bell CTS’ operating revenues totaled $21,926 million ($21,897 million external revenues) and Bell Media’s operating revenues totaled $3,117 million ($2,776 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2024 and 2023 can be found in section 4.3, Operating revenues of the BCE 2024 MD&A, on page 45 of the BCE 2024 Annual Financial Report. A table showing the operating revenues of our Bell CTS segment

(1)	Based on total revenue and total combined customer connections.
(2)

On September 18, 2024, BCE announced that it has reached an agreement to sell its ownership stake in MLSE for $4.7 billion to Rogers, subject to relevant sports league and other customary approvals. The transaction is expected to close in mid-2025.

8	BCE INC.	2024 ANNUAL INFORMATION FORM

by category of products and services can be found in section 5.1, Bell CTS of the BCE 2024 MD&A, on page 53 of the BCE 2024 Annual Financial Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2024 MD&A, on page 81 of the BCE 2024 Annual Financial Report.

3.2	Strategic imperatives

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our long-standing strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading media and entertainment company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE’s business plan are:

Build the best networks	Drive growth with innovative services	Deliver the most compelling content

Champion customer experience	Operate with agility and cost efficiency	Engage and invest in our people and create a sustainable future

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2024 MD&A, on pages 32 to 36 of the BCE 2024 Annual Financial Report.

3.3	Our operational transformation(1)

We are continuing our journey to modernize our operations, increase productivity, build tech talent and materially right-size our cost base.

Innovation is driving customer expectations for enhanced user experiences, improved customer service, and faster market responses, all of which are improved by our operational transformation.

Our transformation reinforces a customer-first approach and specifically sets out to deliver incremental value to our customers as indicated in the following examples:

•	Ability for customers to enjoy our products, services, and content on any device in any location;

•	Enable customers to be served on their timeline through simple sales and support interactions across the channel of their choosing (e.g., online, call centre, store); and

•	Access to new and better products, services and solutions on an accelerated basis tailored to meet customers’ evolving needs and expectations.

(1)	Also referred to as our transformation from a traditional telecommunications company to a technology services and digital media company.

9	BCE INC.	2024 ANNUAL INFORMATION FORM

3.4	Competitive strengths

Canada’s largest communications company

We are Canada’s largest communications company(1), providing residential, business and wholesale customers with a wide range of solutions for all their communications needs, as described below:

•

We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories(2). We provide an expansive suite of wireless communications, wireline voice and data, including Internet access and TV, product and service offerings to residential, business and wholesale customers. We also own Bell Media, Canada’s leading media and entertainment company with a portfolio of assets in premium video, audio, OOH advertising and digital media, monetized through traditional and digital platforms.

•	We also offer competitive local exchange carrier services in Alberta and British Columbia.

•

At December 31, 2024, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing 10,288,574 mobile phone subscribers with nationwide mobile voice and data services. We also had 3,043,430 mobile connected device subscribers at December 31, 2024.

•

BCE is the largest Internet service provider (ISP) in Canada based on number of subscribers, providing 4,490,896 retail customers at December 31, 2024 with high-speed Internet access through fibre-optic, wireless-to-the-premise (WTTP) and digital subscriber line (DSL) technology.

•

BCE is one of the largest TV providers in Canada based on number of subscribers, nationally broadcasting a wide range of domestic and international programming to 2,132,953 IPTV retail subscribers at December 31, 2024 through its IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV, as well as its satellite TV service.

•	BCE operated 1,834,191 retail residential network access service voice lines at December 31, 2024.

•	Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations.

Our large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.5, Marketing and distribution channels in this Annual Information Form, give us scale that supports the execution of our six strategic imperatives. With a wireless network service footprint that encompasses more than 99% of Canada’s population, a coast-to-coast national fibre transport network and a local exchange carrier footprint from Manitoba to the Atlantic provinces, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

Technologically advanced wireless networks and services

Through our Bell CTS segment, we provide wireless services over technologically advanced wireless networks that are available to virtually all Canadians. We offer a broad range of wireless voice and data communication products and services to residential and business customers through our Bell brand, as well as our Virgin Plus and Lucky Mobile brands, which enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands, as well as regional facilities-based wireless service providers.

We are focused on maintaining our market share of national operators’ postpaid mobile phone net customer activations, growing our prepaid mobile phone subscriber base, improving sales execution and customer retention, and introducing new devices and data services. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, as well as a broad device offering, should continue to improve our ability to attract and retain wireless customers. With our fifth-generation (5G) and 5G+ wireless networks, fourth-generation (4G) long-term evolution (LTE) wireless network, LTE Advanced (LTE-A) network and

(1)	Based on total revenue and total combined customer connections.
(2)

In June 2024, Bell Canada entered into an agreement for the sale of Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut. The transaction is expected to close in 2025 subject to certain closing conditions, including securing financing by Sixty North Unity and the completion of confirmatory due diligence and, as such, there can be no assurance that the transaction will ultimately be consummated. The Competition Bureau’s approval was received in the fourth quarter of 2024.

10	BCE INC.	2024 ANNUAL INFORMATION FORM

our high-speed packet access plus (HSPA+) network, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. Bell also offers a LTE, Category M1 (LTE-M) network, which is a subset of our LTE network supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network.

Through our 5G and 5G+ wireless service, Bell offers enhanced mobile data speeds and the latest 5G and 5G+-capable smartphones. Bell is working with multiple equipment suppliers for its 5G rollout, including Nokia Corporation (Nokia) and Telefonaktiebolaget LM Ericsson (Ericsson). In 2021, Bell acquired significant additional mid-band, flexible-use 3500 megahertz (MHz) wireless spectrum in the auction by Innovation, Science and Economic Development Canada (ISED) and on May 19, 2023, Bell obtained the right to use, through subordination, certain of Xplore Inc.’s 3500 MHz spectrum licences in Québec after receiving approval from ISED. On November 30, 2023, Bell also announced having secured the right to acquire 939 wireless spectrum licences in the 3800 MHz spectrum auction, covering 1.77 billion MHz per population (MHz-Pop) for $518 million. On May 29, 2024, Bell acquired the 3800 MHz spectrum licences. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves support Bell’s delivery of enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Refer to section 4.1, Transactions in this Annual Information Form for more details.

Bell’s 5G network covered 87% of Canada’s population at December 31, 2024, a significant increase from the 26% of Canada’s population covered at the end of 2020, attributable in part to our capital expenditure acceleration program, which provided for $1.7 billion in additional network funding in 2021 and 2022, in addition to the approximately $4 billion that Bell typically spent each year in network expansion and enhancement prior to 2020. This $1.7 billion in accelerated capital expenditures advanced the rollout of our broadband fibre, 5G wireless and rural networks and helped drive Canada’s recovery from the COVID-19 pandemic. In 2022, Bell launched its 5G+ network, a faster and more responsive service allowing for a superior mobile experience, and which covered 60% of Canada’s population at December 31, 2024. Refer to section 3.6, Networks – Wireless in this Annual Information Form for more details concerning our wireless networks.

Bell’s 5G and 5G+ networks were ranked the fastest and best 5G in Canada by Global Wireless Solutions (GWS) in its 2024 nationwide assessment of 5G networks(3). This marks the third consecutive year Bell has earned this recognition for its 5G network and the second consecutive year for its 5G+ network.

Advancing 5G and IoT solutions

Bell is working with a range of global and domestic 5G partners, including Ericsson and Nokia, to accelerate Canada’s 5G innovation ecosystem. This includes continued investment in research and development (R&D) at Canadian institutions, such as a partnership between Western University and Bell creating an advanced centre for research into 5G applications across health (including mental health), transportation, education and other sectors. In 2022, Bell also launched a private mobile network at the Centre for Port Innovation, Engagement and Research (The PIER), an innovation hub in Halifax focused on developing innovative solutions for supply chain and logistics in the transportation industry, enabling IoT solutions that help support business-critical functions with real-time data monitoring and reporting, as well as supporting partners as they work to develop commercial opportunities seeking to benefit Canadian and global companies and their customers. On the international stage, Bell is involved in the setting of global 5G standards with our participation in the Next Generation Mobile Networks consortium and Third Generation Partnership Program.

The high capacity and near instant connections offered by 5G support new consumer and business applications, including augmented and virtual reality (AR/VR), AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and IoT opportunities for business and government enterprises. In January 2023, we announced a partnership with Snap Inc. which introduced the first-ever 5G multi-user augmented reality (AR) basketball experience on Snapchat. Fans with a 5G device in attendance at four Toronto Raptors Welcome Toronto home games in early 2023 could join a shared AR experience where thousands could participate by teaming up and competing against each other, leveraging Snapchat’s AR technology and the speed, latency and bandwidth capabilities of 5G. In time for the start of the 2023-2024 hockey season, the 5G multi-user AR experience was also introduced in Winnipeg at the Canada Life Centre with the Bell 5G Slapshot Challenge AR lens. Jets fans were able to test their slapshot skills against other fans in the stadium to see who could score the most goals.

On September 25, 2023, we announced that Bell, Verizon, Vodafone and independent software vendor Matsuko successfully conducted the first live transatlantic collaborative meeting connecting multiple holographic people in Canada, the U.S. and the United Kingdom using 5G and multi-access edge computing (MEC) technology and Matsuko’s real-time software. Interacting with holograms of humans rather than avatars can provide a more personal experience for many applications such as remote

(3)

Independent testing by GWS from February to November 2024 ranked Bell’s 5G and 5G+ networks highest among Canadian national wireless carriers. GWS OneScoreTM rankings for 5G+ performance and speeds are based on testing while actively using 3500 MHz spectrum.

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healthcare, collaborative working and education. The call was enabled by the speed of 5G combined with the quick response times of MEC, which moves the necessary computing closer to the edge of the network. Through its active participation in the 5G Future Forum industry body, Bell continues to support the developer community to access 5G MEC technologies and for their solutions to take advantage of Bell’s 5G network in Canada, and to interoperate globally.

On February 25, 2025, Bell Canada and Nokia announced a significant expansion of their 5G network infrastructure partnership, marking a major step forward in deploying cloud radio access network (RAN) and paving the way for future open RAN advancements. This multi-year contract extension will see Bell deploy Nokia’s commercial cloud RAN solution, built on a foundation of Red Hat OpenShift and supported by Dell Technologies infrastructure. Nokia will supply equipment from its industry-leading, energy-efficient 5G AirScale portfolio to support Bell’s Ccoud RAN deployments, ensuring feature and performance consistency throughout the network evolution. This collaboration leverages the power of cloud RAN to deliver immediate benefits to Bell’s network. The cloud-native architecture, powered by Red Hat OpenShift, provides enhanced scalability and agility, enabling Bell to rapidly adapt its network to meet fluctuating customer demands and swiftly introduce new services. This agility is further enhanced by the deployment of Dell PowerEdge servers at cell sites and data centres, providing the processing power and reliability needed for demanding 5G workloads.

Bell also provides a number of solutions in the IoT sector, which enable the interconnection of a range of devices and applications that send and receive data. Bell further offers global connectivity solutions for our IoT platforms and applications, which offer customers worldwide network access and the ability to manage all of their international devices remotely from a single web platform. Bell’s lineup of innovative IoT applications includes connected telematics services, including security, safety, diagnostics and infotainment for vehicles; fuel tank monitoring and water management solutions; fleet management solutions connecting commercial vehicles to the Internet to provide web-based analytics to manage the fleet; connected laptop solutions, enabling LTE connectivity directly from select LTE-enabled laptops; managed IoT security services that offer businesses, smart cities and other organizations employing IoT solutions a fully managed solution to detect and protect organizations from evolving cyber threats; and new solutions made available in the context of the COVID-19 pandemic, such as real-time occupancy monitoring, digital signage and sanitizer kiosks.

Next-generation high-speed Internet and TV services

Our strategic imperative to build the best networks has included the expansion of our fibre network to more homes and business locations. At December 31, 2024, our fibre-to-the-premise (FTTP) footprint covered approximately 7.8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our fibre network enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service marketed as Fibe Internet, offering symmetrical download and upload speeds of up to 3 gigabits per second (Gbps) with FTTP through our Gigabit Fibe 3.0 service, as well as download speeds of up to 100 megabits per second (Mbps) with fibre-to-the node (FTTN). Our network also enables the delivery of our Internet service marketed as Virgin Plus Internet, offering download speeds of up to 1 Gbps. Refer to section 3.6, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

For the fourth consecutive time, the Ookla Q3-Q4 2024 Speedtest Awards have named Bell Pure Fibre Canada’s fastest Internet(4). Bell was also recognized by BrandSpark as Canada’s most trusted Internet provider for Wi-Fi performance/Wi-Fi connectivity for the sixth year in a row, and this year earned Most Trusted awards for TV, cellular and home phone(5).

On July 24, 2024, Bell announced the launch of its new Bell Business Wi-Fi App, designed to empower small businesses in Ontario and Québec with an enhanced Wi-Fi experience that combines improved security, customizable guest Wi-Fi, employee and customer data insights, and simplified network management. The Bell Business Wi-Fi App is available for small business owners in Ontario and Québec with Bell pure fibre Internet.

As Bell extends its direct fibre links in urban and suburban centres, we are also delivering broadband speeds to smaller towns and rural locations with our Wireless Home Internet (WHI) fixed wireless service, which is based on 5G-capable WTTP technology. With the expansion of wireless cell site coverage, deep fibre backhaul and advancements in technology, the cost to provide a fixed wireless solution became viable in rural areas where it is uneconomical to deploy FTTP. In 2021, we completed the buildout of our WHI service in smaller towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching our target of 1 million locations one year ahead of schedule. Bell delivers Wireless Home Internet service with download speeds of up to 50 Mbps and upload speeds of 10 Mbps (50/10) to a majority of customers. In August 2021, an agreement with Casa Systems, Inc.

(4)	Based on analysis by Ookla of Speedtest Awards® data for Q3-Q4 2024 Ookla trademarks used under license and reprinted with permission.
(5)

Voted and awarded Most Trusted High Speed Internet Provider for Wi-Fi Performance/Wi-Fi Connectivity, Home Phone Service Provider, TV Service Provider (in a tie), and Cellular Service Provider (in a tie) by Canadian shoppers based on the 2025 BrandSpark Canadian Trust Study.

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was announced for the upgrade of a portion of Bell’s WTTP network to 5G to further boost speed and capacity for WHI customers in rural regions, which was completed in June 2023.

Our fibre network also enables the delivery of Bell’s IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV. Bell’s Fibe TV service, built on an IPTV platform, offers a wide range of flexible programming options and innovative features to customers in Ontario, Québec, the Atlantic provinces and Manitoba, such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to 10 additional TVs anywhere in the home (five in Manitoba) without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows in both English and French among Fibe TV customers at any given time and allows customers to switch to watch live or restart from the beginning. Fibe TV further allows access to Crave, Netflix, Prime Video and YouTube directly from customer TV receivers, providing a seamless experience.

In 2024, the next generation of Fibe TV was launched in Ontario, Québec and the Atlantic region, leveraging Google Android TV technology with enhanced search capabilities and voice remote. This service offers customers a consistent viewing experience on all screens with the Fibe TV app, including access to more than 500 live TV channels, on-demand content and over 10,000 apps from the Google Play Store, including Crave, Netflix, Prime Video, Apple TV and YouTube. Viewers can more easily find the content they want to watch, and explore new and exciting entertainment with a voice remote powered by Google Assistant and intuitive universal search capabilities that will find content across Fibe TV and supported subscribed streaming services. With added cloud personal video recorder (PVR) capabilities, viewers can record an unlimited number of shows simultaneously to watch at their convenience.

The Fibe TV app is available to customers in Ontario, Québec, the Atlantic provinces and Manitoba, and brings the rich Fibe TV viewing experience to tablets, smartphones, laptops, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices, with access to more than 500 live and on-demand channels at home or on the go, which allows customers to seamlessly transfer a channel being viewed from a mobile device to a TV, or resume what is being watched on TV on a mobile device. In addition, Fibe customers can download their personal video recordings with the Fibe TV app to watch on iOS and Android mobile devices without Wi-Fi network access, and customers can pause and rewind live TV on any device with the Fibe TV app.

In addition, we offer the Fibe TV app service in Ontario and Québec as a standalone app-based live TV streaming service that offers live and on-demand programming. With no traditional TV set-top box required, the Fibe TV app offers up to 500 live and on-demand channels on tablets, smartphones, laptops, Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast and a variety of Android TV devices. The standalone Fibe TV app offers access to two TV streams at a time and customers can add individual channels to build their own packages. Like Bell’s Fibe TV service, the standalone Fibe TV app operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or Wi-Fi networks outside the home.

Virgin Plus TV is an app-based service that does not require a traditional TV set-top box or installation and that lets members in Ontario and Québec watch live and on-demand TV shows and live sports on any screen they want as it works on virtually all devices – iOS and Android smartphones and tablets, laptops, Amazon Fire TV, Android TV, Apple TV and Google Chromecast. The Virgin Plus TV app lets members watch two streams at once, pause and rewind live TV, resume on-demand programs where they left off, and track all the top trending shows.

In addition, through Bell Streamer, an all-in-one 4K High Dynamic Range streaming device powered by Android TV, we offer customers in Ontario and Québec all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play.

In November 2024, Bell Canada expanded its TV offering with 11 new free, ad-supported television (FAST) channels, available nationwide on the Bell TV and Virgin Plus TV apps. These channels are available with all TV packages and are seamlessly integrated into the customer’s TV guide, appearing alongside their favourite live channels.

Further, on November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). This strategic acquisition is expected to grow Bell’s position as North America’s third largest fibre internet provider. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fiber locations in North America by the end of 2028. This is expected to accelerate subscriber, revenue and EBITDA growth for Bell. The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the

13	BCE INC.	2024 ANNUAL INFORMATION FORM

Federal Communications Commission, and approvals by state Public Utilities Commissions. The proposed acquisition is expected to close in the second half of 2025. Refer to section 4.1, Transactions in this Annual Information Form for more details.

Our strong position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allows us to improve customer retention. In addition, our team continues to deliver network-centric business service solutions to large business and public sector clients, including cloud, security and workflow automation solutions, which are key to business communications today and increase the value of connectivity services.

Innovation in communications technology

Technological advancement plays a significant role in the success of our business. We invest in Canadian innovation and have spent $573 million in R&D capital expenditures in 2024. Our investments in R&D enable us to continue providing our customers with innovative products and services and to adopt new technologies that better support our own operations and our strategic imperatives to champion the customer experience and drive growth with innovative services. Our deployment of new and innovative networks and services is a direct result of our investment in R&D.

Over the past decades, Bell has invested in developing data analytics capabilities and AI applications in multiple areas of its operations. Providing advanced technological solutions allows us to better differentiate our product and service offerings and to seek to provide greater value to our customers. As part of Bell’s objective to remain at the forefront of technology and innovation in communications services, and encourage the development of, and expertise in, new emerging technologies in Canada, we partner with a range of global and domestic organizations.

In 2022, we announced a five-year strategic engagement with the Vector Institute, an independent, not-for-profit corporation dedicated to research in the field of AI, and announced a three-year strategic partnership with Montréal innovation centre Centech to provide tech entrepreneurs with access to the latest in Bell 5G, IoT and MEC technologies.

Bell also introduced Bell Ventures in 2022, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Building on Bell’s history of innovation and investments, Bell Ventures is a natural extension of Bell’s purpose to advance how Canadians connect with each other and the world. Bell Ventures invests in early-stage and growth companies that provide advanced technology solutions seeking to further differentiate Bell’s 5G and fibre networks and deliver solutions for its customers, including in the areas of network, security, IoT, robotics, telematics, clean technology, data monetization and AI.

Since 2022, we have also announced a number of significant milestones in our strategic cloud and technology partnerships. In February 2022, Bell announced its deployment of Google Distributed Cloud Edge in its network, enabling more efficiency, reliability and scale while also driving new business opportunities. This is the world’s first implementation of core network functions on Google Distributed Cloud Edge, a fully managed product that brings Google Cloud’s infrastructure and services closer to where data is being generated and consumed. This advancement builds on Bell and Google Cloud’s strategic partnership, announced in 2021, to combine Bell’s 5G network leadership with Google Cloud’s expertise in multi-cloud, data analytics and AI, and to enable Bell to drive operational efficiencies and deliver richer customer experiences. On February 26, 2025, Bell Canada announced its network AI Ops solution built on Google Cloud, which has been successfully deployed and is already revolutionizing how it detects, analyzes, and presents network issues. This AI-driven approach has significantly improved Bell’s mean time to resolution, enabling proactive network management that enhances reliability and optimizes the customer experience. In addition, in 2023, Bell announced the launch of the first public MEC with AWS Wavelength in Canada. Building on Bell’s agreement with Amazon Web Services (AWS), announced in 2021, together the two companies are deploying AWS Wavelength Zones throughout the country at the edge of Bell’s 5G network, starting in Toronto. Bell Public MEC with AWS Wavelength embeds AWS compute and storage services at the edge of the Bell 5G network, closer to mobile and connected devices where data is generated and consumed. This enables software developers and businesses to take full advantage of the high speed and low latency of Bell’s 5G network and the cloud with AWS to build innovative, low-latency solutions that leverage real-time visual data processing, AR/VR, AI and machine learning, advanced robotics and much more.

On March 29, 2023, Bell announced a partnership with Palo Alto Networks to better support Canadian businesses managing their cloud security with the launch of two new cloud-native application protection platform (CNAPP) solutions, Cloud Security Posture Assessment and Cloud Security Posture Protection. These cybersecurity solutions identify threats to enterprise data in the cloud and provide managed services to protect data across complex hybrid, multi-cloud environments. On December 12, 2024, Bell announced a strategic partnership with Palo Alto Networks that brings together Bell’s expertise in managed and professional

14	BCE INC.	2024 ANNUAL INFORMATION FORM

services with Palo Alto Networks’ industry-leading, AI-powered cybersecurity platforms. Building upon the customer success and service development initiatives launched in 2023, Bell will offer a full suite of services across Palo Alto Networks’ three platforms, delivering comprehensive protection against evolving cyber threats for customers in Canada.

In addition, on June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients. This acquisition combines FX Innovation’s agility, start-up culture, and cloud services expertise with Bell’s next-generation fibre and 5G networks, resources, and scale to deliver leading-edge technology solutions for Canadian businesses. The acquisition aims to position Bell as a technology services leader for our enterprise customers. On November 29, 2023, Bell and ServiceNow, a digital workflow company, announced a collaboration to launch Service Bridge capabilities on the ServiceNow platform, leveraging FX Innovation’s deep industry expertise to elevate the end-to-end experience for Bell customers with customized solutions and automation capabilities. On July 18, 2024, Bell and ServiceNow announced a multi-year strategic agreement to accelerate Bell’s transformation to meet the growing customer demand for tech services and digital media. The renewed commitment makes Bell one of ServiceNow’s largest communications customers with a first-of-its-kind collaboration in Canada. Bell will expand its use of the ServiceNow platform, supporting its own digital transformation while continuing to offer ServiceNow implementation expertise to support the digital transformation of its Bell Business Markets customers. On October 9, 2024, Bell announced the acquisition by FX Innovation of HGC Technologies (HGC), an Elite ServiceNow partner. HGC strengthens FX Innovation’s expertise in process automation, cloud technologies, and digital transformation, bringing strengths in business application development, HR and customer service delivery, and a strong North American talent base to support growth. HGC’s existing U.S. customer base aligns with FX Innovation’s strategic plans for expansion into the U.S. market, providing immediate access to a new and growing customer segment.

On February 1, 2024, Bell announced a partnership with SentinelOne, Inc. (SentinelOne), a global leader in AI-powered security, to provide extensive data protection services for Bell’s enterprise customers.

On February 2, 2024, Bell announced an 18-month collaborative project with Mila, a research institute in AI, to apply deep learning neural network algorithms to Bell’s systems and data. Mila researchers will work alongside Bell’s Machine Learning and AI teams to build on Bell’s previous investments by using deep learning neural network techniques to identify opportunities to improve business performance and customer experience. By advancing its understanding of deep learning AI techniques, Bell seeks to continue to enhance its customer experience and accelerate its operational transformation.

On February 6, 2024, Bell announced a collaboration with Microsoft to expand its hybrid work solutions to help Canadian enterprises modernize their communications platforms with the launch of Bell Operator Connect, pairing Bell’s high-quality voice network and Microsoft Teams. Bell is also advancing its company-wide digital transformation and workforce modernization in selecting Microsoft 365 as its cloud collaboration solution. On November 19, 2024, Bell expanded its collaboration with Microsoft by launching services for Microsoft Teams Phone Mobile to offer Canadian businesses a flexible, secure, high-performance communication solution. This innovative mobile-first solution integrates mobile numbers with Teams, enabling seamless calling and collaboration. Teams Phone Mobile provides a consistent user experience, simplifying business communication and boosting productivity and efficiency.

On April 9, 2024, Bell announced the availability of Google Cloud Contact Center AI (CCAI) from Bell for Canadian businesses – the first fully AI solution for Bell enterprise and mid-market customers. Google Cloud’s CCAI from Bell is a managed solution supported by professional services expertise that enables intelligent customer and agent experience leveraging generative AI-infused technology. Providing rich conversational experiences and analytics, Google CCAI from Bell offers scalability and flexibility that can be added to existing contact centre environments and to cloud contact centres of any size.

On June 13, 2024, Bell and Mila, the world’s largest academic research centre for deep learning, announced a new partnership to develop cutting-edge AI solutions, building on the 18-month collaborative project Mila and Bell entered into earlier in 2024 to apply deep learning neural network algorithms to Bell’s environment. This collaboration is driven by a shared vision to enhance customer experience, optimize business operations and cultivate a vibrant AI ecosystem within Québec and across Canada. In line with Bell’s significant investments in AI, this partnership reinforces Bell’s business transformation, harnessing Mila’s groundbreaking research to drive transformative improvements across Bell’s operations. From data analysis and operational efficiency to Internet-based applications, Mila’s expertise will accelerate advancements that will enhance the customer experience.

On July 9, 2024, Bell announced that it had acquired technical services companies Stratejm and CloudKettle Inc., adding professional and managed services expertise in cybersecurity and Salesforce digital workflow automation to its existing capabilities. These acquisitions will advance Bell’s strategy to be the leader in supporting medium and large organizations’ digital transformations and automation through cloud services. Combined with Bell’s pure fibre and 5G networks, enterprises will benefit from an exceptional and seamless AI-powered end-to-end customer experience.

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On July 25, 2024, Bell and Hyundai Motor Group (Hyundai) announced a multi-year extension of our strategic partnership to provide Canadian customers with advanced in-car connected infotainment services, raising the bar for in-vehicle experiences. Through Bell’s IoT connectivity, Hyundai, Kia and Genesis customers in Canada will benefit from fast and reliable access to infotainment features, with the partnership also exploring additional services such as over-the-air software updates, music/video streaming, casual gaming and eventually Wi-Fi hotspots, providing seamless connectivity on the go.

On September 17, 2024, Bell and MacLean, the world’s largest Canadian-based manufacturer of underground mining equipment, announced a technology collaboration to better support the evolving needs of mining customers. The innovations being introduced will improve equipment interoperability - the way in which machines exchange and make use of information - enhancing safety for workers and driving sustainable practices and reduced vehicle emissions.

On October 8, 2024, Ax-C, a new hub for innovative entrepreneurship set to open in 2025, announced a multi-year partnership with Bell, Google, Desjardins, and the Fonds de solidarité FTQ, representing a combined financial contribution of $5.25 million. This strategic private sector partnership will build a strong and dynamic ecosystem dedicated to the growth of startups in Québec.

Our significant media assets

Bell Media’s range of video and audio content enhances the execution of our strategic imperatives by leveraging our significant network investments, delivering compelling content across all screens and platforms, and enabling us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in video, audio, OOH and digital platforms are a key competitive advantage, as described below:

•

We own and operate 35 conventional TV stations, including CTV, Canada’s #1 conventional network for 23 consecutive years, #1 Canadian advertising-based video-on-demand (AVOD) platform CTV.ca, and one of the leading digital news destinations CTVNews.ca, and the French-language Noovo network in Québec, including its popular AVOD platform and digital news destination Noovo.info.

•	We own and operate 24 specialty channels, including TSN, Canada’s sports leader, and RDS, the top French-language sports network.

•	We own and operate five direct-to-consumer (DTC) services, including Crave, the exclusive home of HBO and Max Originals in Canada, STARZ, TSN, TSN+ and RDS.

•

We own Crave, a bilingual premium video streaming service that features a broad catalogue of sought-after content including box-office hits, Emmy Award-winning programming, and original Canadian productions, as well as thousands of hours of exclusive French-language content. Crave is available directly to all Canadians with access to the Internet, and through participating service providers. STARZ remains available through participating service providers and directly to consumers as a separate add-on. Crave extended a long-term licensing agreement with Warner Bros. Discovery that sees the service continuing to be the home of HBO and Max Originals, as well as new cable series, library television series, and new theatrically released Warner Bros. films. Crave is the most distributed Canadian-owned premium video streaming service.

•

We own 100 licensed radio stations in 58 markets across Canada, all available through iHeartRadio.ca and the iHeartRadio Canada app alongside an extensive catalogue of podcasts. On February 8, 2024, Bell Media announced its intent to divest 45 of its radio stations to seven buyers, subject to Canadian Radio-television and Telecommunications Commission (CRTC) review and other closing conditions. The CRTC has currently approved the transfer of ownership and control of 13 of 45 stations.

•

We own Astral, a leader among Canada’s OOH advertising companies with strategically located advertising faces spanning across the country in over 50 markets. Astral offers six product lines: outdoor advertising, lifestyle networks, street furniture, airport, large digital format and transit. In 2024, Bell Media completed its acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE Media Canada (OUTEDGE).

•	We lead Canadian TV media competitors in the digital landscape in the number of unique visitors, page views and total page minutes.

•	Part of Noovo’s multi-platform news division, our noovo.info website offers exclusive original features dedicated entirely to news.

•

Through CTV’s all-in-one digital video platform and streaming from CTV.ca and the CTV app on smartphones, Smart TVs and other connected devices, audiences can get even more value from their TV subscriptions all in one place, with livestreams and on-demand viewing of programming from CTV Comedy Channel, CTV Drama Channel, CTV Sci-Fi Channel, CTV Life Channel, CTV Wild, CTV Nature, CTV Speed, CTV2, USA Network, Oxygen True Crime and E!, as well as Canada’s #1 lineup from CTV. The

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platform provides access for subscribers of CTV-branded entertainment channels to stream premium content from those channels all at no additional cost and with one simple login, as well as digital channels CTV Throwback and CTV Movies, available with no subscription or sign-in required.

•	We continue to provide live and on-demand access to content from our specialty networks, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment.

•

Through TSN+, a DTC streaming product available on TSN.ca and the TSN app, Canadians have access to marquee live games and events that are incremental to the sports content delivered across TSN’s platforms, as well as live streaming-only coverage from a multitude of marquee sports properties.

Our competitive strengths also include our broad reach across Canada, our ability to deliver top programming for conventional, specialty and DTC and streaming services, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

Refer to section 2.3, Deliver the most compelling content of the BCE 2024 MD&A, on page 34 of the BCE 2024 Annual Financial Report, for a description of certain agreements entered into and initiatives launched in 2024 by Bell Media.

3.5  Marketing and distribution channels

Bell CTS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible communications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet, TV and smart home, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers with more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive actions in our markets.

We focus our marketing efforts on a coordinated program of video, print, audio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brand is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. In July 2021, Virgin Mobile Canada officially rebranded to Virgin Plus, a new name and a new identity that reflect the company’s evolving service offerings beyond mobility. In addition, on July 25, 2023, Virgin Plus unveiled a fresh new look with more affordable service offerings, along with a new brand campaign and updated member benefits. The service offerings include the introduction of unlimited nationwide rate plans and access to 5G at an affordable price with no zones for members across Canada. These new offerings join the lineup of Virgin Plus service offerings, including high-speed Internet and app-based TV service for members in Ontario and Québec.

Acquiring and retaining wireless subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer unlimited plans featuring unlimited data access with no overage charges. We also offer SmartPay device financing plans that let Bell Mobility customers buy their new smartphones with 24 interest-free installments separate from their service plan, and we similarly offer Sweet Pay device financing plans for Virgin Plus customers. In addition, we offer Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices, such as wireless trackers, security cameras and vehicles with Bell Connected Car. In January 2022, we introduced mobile unlimited Ultimate plans to make the most of 5G with more data at maximum speeds, international messaging, high-definition video quality and hotspot capability. We also continue to offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. As the Canadian wireless market further matures and competition intensifies, customer retention is increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

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We also offer eligible customers the convenience of One Bill for Internet, TV, home phone, wireless and smart home services. We deliver our products and services to residential wireless and wireline customers through:

•	approximately 1,000 Bell, Virgin Plus, Lucky Mobile, Staples and Best Buy Express locations and/or branded dealers;

•	retailers such as Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions;

•	call centre representatives;

•	our websites, including bell.ca, virginplus.ca and luckymobile.ca;

•	door-to-door sales representatives.

On January 31, 2023, Bell and Staples Canada ULC (Staples) announced a multi-year exclusive agreement to sell Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada for consumers and small businesses. In addition, Bell and Staples partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell’s advanced communications expertise.

On May 3, 2023, Bell announced a multi-year strategic agreement with Air Canada, which includes premier sponsorship of its free in-flight messaging for Aeroplan members and the distribution of complimentary subscriber identity module (SIM) cards on board to enable newcomers and visitors arriving in Canada to activate a wireless SIM while still in the air.

In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. The first Best Buy Express was opened in Guildford Town Centre, Surrey, British Columbia on June 26, 2024. In addition, in 2024, Bell wound down The Source head office and back office operations, as well as closed the remaining 107 The Source stores.

On January 8, 2025, Bell and Corus Entertainment announced the expansion of a strategic, multi-year agreement for Corus networks to be distributed on Bell Fibe TV and Bell Satellite TV, including Corus’ premier lifestyle networks, Flavour Network and Home Network.

For small and medium-sized business customers, our small and medium business team offers a wide range of wireline and wireless services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, and IoT solutions, along with many other communications solutions, all designed for companies. All solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions for large enterprise customers, including our wireless services, are delivered by our business markets team, and our products and services are sold through dedicated sales representatives, certified resellers and competitive bids. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in providing large enterprise customers with complex communications products and services. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks, voice and unified communications, cloud solutions, security solutions, cloud-based contact centre, IoT and MEC.

Our wholesale business communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Media

Bell Media’s video, OOH and digital advertising customer base is comprised of large advertising agencies, which place advertisements with Bell Media on behalf of their customers, and advertisers who buy directly. Bell Media also has contracts with a variety of distribution partners, under which subscription fees for TV and video products are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s radio, TV and video products are delivered to Canadians through a combination of over-the-air broadcast transmission, partnerships with traditional and digital distributors, and Bell Media’s own digital platforms.

Crave is available through participating TV providers across Canada, which provide the added opportunity to access the Crave linear channels on traditional set-top boxes, as well as via on-demand channels, through the Crave app, Crave.ca and on Amazon’s

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Prime Video Channels. TSN and RDS are also available directly via the Internet through each brand’s official website, the app and on Amazon’s Prime Video Channels in Canada. Crave can be streamed on the web and through partner platforms such as iOS and Android mobile devices, Apple TV, Android TV, Amazon Fire TV, Bell Streamer, Chromecast, Roku, Samsung, LG, Hisense, Sony PlayStation and Xbox One. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in key urban cities across the country.

On February 6, 2024, Bell Media announced that it had reached an agreement with Amazon to make its best-in-class streaming service, Crave, available on Prime Video Channels in Canada.

In April 2024, Bell Media announced the launch of FAST channels, featuring a wide variety of content in English and French. Currently, Bell Media offers 11 FAST channels across major platforms, including Bell TV, Roku, LG Channels, Samsung TV Plus, and more.

On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE,

On September 6, 2024, Bell Media announced that its TSN service was available on Prime Video Channels in Canada, and on October 29, 2024, RDS was also made available on Prime Video Channels in Canada.

On October 8, 2024, Bell Media announced that it has expanded its landmark partnership with Warner Bros. Discovery for the Canadian market, extending Crave for multiple years as the exclusive home of HBO and Max content. The expansion of Bell Media’s existing licensing agreement with Warner Bros. Discovery, announced in 2023, ensures Crave subscribers have continued access to a vast library of premium content for the foreseeable future. The new agreement also includes a co-production commitment for original Canadian content with global appeal, licensing of Bell Media original content for use on Warner Bros. Discovery platforms outside of Canada, and extended access to French-language content for use on Bell Media platforms.

On October 17, 2024, Bell Media announced a major content and licensing agreement with NBCUniversal Global TV Distribution. This agreement rebranded its specialty channels, Discovery and Investigation Discovery, as USA Network and Oxygen True Crime, respectively, as of January 1, 2025. A selection of popular shows from both channels also became available for streaming on Crave. Also on January 1, existing specialty channels Animal Planet, Discovery Science and Discovery Velocity, rebranded to CTV Wild, CTV Nature and CTV Speed, respectively, completing the revitalization of Bell Media’s suite of Discovery channels.

On November 19, 2024, StackAdapt, a leading multi-channel advertising platform, and Bell Media announced a partnership to enable Bell Media’s premium inventory across connected TV (CTV), display, video, audio, and digital out-of-home channels through StackAdapt’s platform. This collaboration offers agencies and brands unmatched reach and precision in digital advertising in Canada, backed by two of the country’s foremost programmatic leaders.

On December 18, 2024, Bell Media announced that it has partnered with Shopsense AI, the leader in shoppable TV technology, to bring innovative second-screen shopping experiences to millions of Canadian viewers. This collaboration marks Shopsense’s first expansion outside of the U.S. and the first integration of its powerful Commerce OS into Canadian entertainment programming. The partnership has debuted on CTV’s popular daily shows THE GOOD STUFF WITH MARY BERG and ETALK.

On December 18, 2024, Bell Media announced that it has entered into an agreement with Point Grey Pictures to develop and produce an original scripted television series from Point Grey and Lionsgate. The agreement was made through Lionsgate’s first-look television deal with Point Grey. As a company with roots in Canada, Point Grey will enhance its presence in the country through this agreement by producing its first scripted show for the Canadian market.

On January 16, 2025, NASCAR announced multiple media rights deals that bolster its presence in Canada, the sport’s largest international market, highlighted by the expansion of its decades-long partnership with Bell Media. For the first time, Bell Media will be Canada’s home for all three NASCAR national series as it adds NASCAR Craftsman Truck Series programming to its long-standing NASCAR Cup Series and NASCAR Xfinity Series rights.

On January 17, 2025, Bell Media announced new bundle subscription options for Crave, TSN and RDS. The Ultimate Entertainment and Sports Bundle includes Crave and TSN for English-language programming and Crave and RDS for French-language programming.

On January 27, 2025, Bell Media and PAGEBOY Productions, founded by acclaimed actor, producer, and advocate Elliot Page, announced a new partnership to develop bold, original scripted series for Crave and CTV. Under this agreement, their collaboration will explore content opportunities, with a joint dedication to spotlighting untold stories.

3.6  Networks

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The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

•	national transport networks for voice, data and video traffic, including Internet traffic;

•	urban and rural access networks and infrastructure for delivering services to customers;

•	national wireless networks that provide voice, data and video services.

Wireless

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, as well as touch screen tablets, IoT devices and other devices designed for data services such as video and audio streaming, IoT communications, e-mail, messaging, Internet access and social networking. We also support international roaming in over 230 destinations, with LTE roaming in 213 destinations and 5G roaming in 106 destinations.

HSPA+ network

Our wireless HSPA+ network offered high-speed mobile access to 99% of Canada’s population at December 31, 2024, covering thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

4G LTE network

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to those of broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games, or videoconference and chat with virtually no delays or buffering. The HSPA+ and LTE networks work together such that most Bell LTE devices support both networks.

Our LTE wireless network reached more than 99% of Canada’s population at December 31, 2024 with theoretical peak download speeds of up to 150 Mbps, and expected average download speeds of 18 to 40 Mbps.

LTE-A network

With Dual-band LTE-A technology, Bell generally delivers theoretical peak download speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). By assigning three radio channels or carriers to one user, we generally deliver, with Tri-band LTE-A technology, theoretical mobile data peak download speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps). With the addition of multiple-input and multiple-output (MIMO) technologies and quadrature amplitude modulation (QAM), we can deliver in certain areas theoretical peak download speeds of up to 800 Mbps with Dual-band LTE-A technology and 1.2 Gbps with Tri-band LTE-A technology.

Bell’s LTE network is also capable of delivering Quad-band LTE-A service. Quad-band technology leverages four bands of wireless spectrum to boost LTE-A speeds to the gigabit level. In addition to employing a combination of carrier aggregation, Bell also uses 256 QAM and 4X4 MIMO technologies to increase spectrum efficiency and multiply capacity. Bell’s enhanced Gigabit LTE-A network is available in select cities across Canada. Quad-band LTE-A now offers theoretical mobile data peak download speeds of up to 1.5 Gbps in markets across Canada (expected average download speeds of 25 to 325 Mbps).

At December 31, 2024, we provided LTE-A network service to 96% of the population in Canada, and provided Quad-band LTE-A service to over 46% of the population in Canada.

LTE-M network

Our LTE-M network is a subset of our LTE network supporting low-power IoT applications with enhanced coverage, longer device battery life, and enabling lower costs for IoT devices connecting to Bell’s national network. An expanded reciprocal roaming partnership with AT&T Inc. (AT&T) provides Bell Canadian business customers with access to AT&T’s LTE-M network across the U.S.

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and also enables AT&T’s customers to roam on Bell’s national LTE-M network in Canada. Our LTE-M network is available in most Canadian provinces.

5G network

Our 5G wireless network enables us to offer enhanced mobile data speeds and the latest 5G-capable smartphones. The high capacity and near instant connections offered by mobile 5G will support new consumer and business applications, including AR/VR, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and IoT opportunities for business and government enterprises. In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction conducted by ISED, and on May 19, 2023, Bell obtained the right to use, through subordination, certain of Xplore Inc.’s 3500 MHz spectrum licences in Québec after approval from ISED. On November 30, 2023, Bell announced having secured the right to acquire 939 wireless spectrum licences in the 3800 MHz spectrum auction for $518 million. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves support Bell’s delivery of enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities.

In 2024, Bell continued to expand its 5G network to new markets across Québec, Ontario, the Atlantic provinces and Manitoba. Bell’s 5G network covered 87% of Canada’s population at December 31, 2024, a significant increase from the 26% of Canada’s population covered at the end of 2020, attributable in part to our capital expenditure acceleration program, which provided for $1.7 billion in additional network funding in 2021 and 2022, in addition to the approximately $4 billion that Bell typically spent each year in network expansion and enhancement prior to 2020.

In July 2022, Bell began deploying 3500 MHz wireless spectrum, unleashing the next phase of 5G advancement and allowing Bell to launch its 5G+ network. Bell 5G+ is expected to be faster and more responsive, allowing for a superior mobile experience. Initially launched in southern Ontario, the 5G+ network was expanded to Manitoba and many centres cross Atlantic Canada, as well as in other communities, and reached 60% of Canada’s population at December 31, 2024, with the availability of peak theoretical download speeds of 3 Gbps in select markets.

In 2022, Bell also announced plans to roll out a 5G standalone core network, starting in Toronto. The addition of 3500 MHz wireless spectrum allows Bell to deliver a new 5G core network to Canadian businesses, supported by world-class SA architecture, and which is expected, over time, to unlock even faster speeds and ultra-low latency. Over time, a 5G SA core network will provide additional benefits such as network slicing and is expected to enable a full range of 5G features and functionality for both enterprise and consumer use cases, and support the growth of IoT.

Wireline

Voice and data network

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Detroit, Minneapolis, Ashburn (Virginia), Seattle and Secaucus in the U.S.

Our network in major Canadian cities provides state-of-the-art high-speed access at multi-gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IP VPN) services that connect our customers’ offices throughout Canada and around the world. The IP VPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

In April 2021, Bell announced commercial 400 gigabit wavelength service deployed across major spans of Bell’s fibre infrastructure to deliver significantly increased connectivity speed and capacity while optimizing network performance and energy efficiency. 400 gigabit technology increases fibre capacity using less network hardware and more automation to deliver four times the data speed and 50% more capacity per wavelength than compared to 100 gigabit core infrastructure or previous technology.

Key traffic routes span more than 25,000 kilometres across Canada and into the U.S.

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On November 16, 2021, Bell and Nokia announced the first successful test of 25G passive optical network (PON) fibre broadband technology in North America, which validates that current GPON and XGS-PON broadband technology and future 25G PON can work seamlessly together on the same fibre hardware, which is being deployed throughout the network. 25G PON delivers significant symmetrical bandwidth capacity that will support new use cases such as premium service and 5G transport. Further, in partnership with Nokia, Bell achieved a significant advancement in Canadian broadband technology with the successful completion of the country’s first 50G PON technology trial at our Advanced Technical Lab in Montréal. To do this, we leveraged our existing fibre infrastructure to provide even faster Internet speeds to customers.

High-speed fibre deployment

Our strategic imperative to build the best networks has included the expansion of our fibre network to more homes and business locations. Bell has invested significantly to deploy FTTP connections to overlay legacy copper infrastructure, with fibre directly to homes and businesses. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is the best available network architecture to support future bandwidth-demanding IP services and applications. Our residential fibre-optic Internet service, marketed as Fibe Internet and Virgin Plus Internet, is enabled by our fibre network, offering symmetrical download and upload speeds of up to 3 Gbps with FTTP through our Gigabit Fibe 3.0 service, as well as download speeds of up to 100 Mbps with FTTN. On February 8, 2024, we announced that we would cap fibre speeds at 3 Gbps as a result of federal government policies and the CRTC’s decision of November 6, 2023 that imposed an interim aggregated access to FTTP facilities obligation and discourages network investment.

Introduced in April 2022, the Bell Gigabit Fibe 3.0 service was initially offered in eligible areas of Toronto and has since been rolled out in several communities across Ontario, Québec, Manitoba and the Atlantic provinces.

Bell Gigabit Fibe service includes the new Giga Hub with Wi-Fi 6E, the next evolution of Wi-Fi, enabling faster speeds and lower latency when used with a compatible device, and allowing customers to work, learn, video chat, stream and game online on any or all of their household devices simultaneously.

In addition to the significant deployments of FTTP direct fibre connections announced in prior years, which continued throughout the Greater Toronto Area/905 region surrounding Toronto, on the island of Montréal, in Hamilton and Winnipeg, we announced in August 2022 an investment of over $650 million in partnership with a Government of Ontario investment of $484 million to deploy Bell’s all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario, as part of the Ontario Accelerated High Speed Internet Program (AHSIP).

Also, in addition to several direct fibre deployment projects announced in a number of smaller communities over the past few years, on March 22, 2021, Bell announced that it would roll out high-speed Internet service to several underserved areas of Québec in partnership with the governments of Canada and Québec as part of their Operation High Speed initiative to connect all Québecers by September 2022. The Bell project provides 100% fibre Internet connections to approximately 31,000 homes and businesses in nearly 100 Québec communities. In 2023, Northwestel completed the final year of construction in its Every Community Project, launching fibre-to-the-home service in 24 locations in Yukon and 18 locations in the Northwest Territories.

In 2023, Bell announced the expansion of pure fibre Internet service to additional homes and businesses, including in the Ontario communities of Leamington, Lincoln, Essex Centre and Harrow, and in six more communities across rural Manitoba. In addition, as part of the Grand Council Treaty #3 Dibaajimowin Project, Bell will provide broadband fibre-optic Internet access to 23 Indigenous and 13 non-Indigenous communities in Northwestern Ontario.

In 2025, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services. As a direct result of the CRTC’s rejection on February 3, 2025 of a Governor-in-Council request to reconsider its November 2023 decision that provided large carriers temporary wholesale tariffed access to Bell’s FTTP network, we expect to reduce our capital expenditures by more than we anticipated would be the case for 2025. Consequently, our near-term fibre build target of 8.3 million locations by the end of 2025 will not be reached. At December 31, 2024, our FTTP footprint covered approximately 7.8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba.

In addition to our Fibe Internet service, we offer Internet under the Virgin Plus brand for customers in Ontario and Québec. This high-speed Internet service offers existing Virgin Plus customers download speeds of up to 1 Gbps and upload speeds of up to 100 Mbps.

Additionally, we continue to deploy our IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2024, our IPTV services had the capacity to service approximately 9.8 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

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On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). This strategic acquisition is expected to grow Bell’s position as North America’s third largest fibre Internet provider. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fiber locations in North America by the end of 2028. This is expected to accelerate subscriber, revenue and EBITDA growth for Bell. The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the Federal Communications Commission, and approvals by state Public Utilities Commissions. The proposed acquisition is expected to close in the second half of 2025. This transaction will enhance Bell Canada’s growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities. Refer to section 4.1, Transactions in this Annual Information Form for more details.

WTTP

WTTP is 5G-capable fixed wireless technology delivered over Bell’s wireless network using 3500 MHz spectrum to deliver high-speed Internet service to residents in smaller and underserved communities. WTTP enables Bell’s WHI broadband service and complements its FTTP network.

In 2021, Bell completed the buildout of its WHI service in small towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching its target of 1 million locations one year ahead of schedule. The accelerated rollout of its Wireless Home Internet service formed part of Bell’s capital expenditure acceleration program which provided for additional network funding in 2021 and 2022.

Bell delivers WHI service with 50/10 to a majority of customers. Innovation in WTTP complements Bell’s extensive broadband fibre buildout in urban markets, and our deployment of WTTP in rural locations underscores our focus on the full utilization of Bell’s assigned wireless spectrum resources.

DSL

We also offer DSL-based Internet service in areas where Fibe Internet and WHI are not available, with download speeds of up to 5 Mbps.

Satellite TV service

We provide satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada.

3.7	Employees

The table below shows the number of BCE employees at December 31, 2024 and 2023.

Number of employees at December 31	2024	2023
Bell CTS	35,426	39,914
Bell Media	4,964	5,218
Total(1)	40,390	45,132

(1)

The total number of BCE employees at the end of 2024 declined by 4,742 from 45,132 at December 31, 2023 due to workforce reductions, natural attrition and retirements along with the impact of the permanent store closures of The Source as part of our distribution partnership with Best Buy Canada , partly offset by the acquisitions made over the past year.

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2024.

The following collective agreements covering 250 or more employees were ratified in 2024:

•	Bell Craft

•	Bell MTS IBEW

•	CTV Agincourt

•	Expertech

The following collective agreements covering 250 or more employees will expire in 2025:

•	Bell Clerical

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•	Atlantic, Craft and Clerical

•	Bell MTS TEAM

•	Bell MTS Unifor

•	CTV Toronto Specialities

No collective agreements covering 250 or more employees have already expired at the time.

3.8	Corporate responsibility

General

ESG practices form an integral part of BCE’s corporate responsibility approach, which is to manage the company in ways that nurture the social and economic prosperity of our communities while safeguarding the environment.

BCE has adopted a range of ESG policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including, but not limited to: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a safe workplace; protecting the environment; and responsible use of AI.

These BCE policies include, among others, the following:

•	Code of Business Conduct

•	Data Governance Policy

•	Information Security Policy

•	Privacy Policy

•	Environmental Policy

•	Supplier Code of Conduct

•	Procurement Policy

•	Political Contributions Policy

•	Journalistic Independence Policy

•	Mandatory Reporting of Internet Child Pornography

•	Health & Safety Policy

•	Employee Privacy Policy

•	Mental Health Policy Statement

•	Workplace Violence and Harassment Prevention Policy

•	Community Investment Policy

•	Human Rights and Accommodation Policy

•	Indigenous Policy

•	Responsible Artificial Intelligence Policy

We report annually on our corporate responsibility performance and our ESG practices. Since 2022, we no longer publish a Corporate Responsibility Report. Instead, we are presenting both our financial and non-financial performance in an integrated annual report available at BCE.ca. For greater certainty, BCE’s integrated annual report is not part of this Annual Information Form and is not incorporated by reference herein.

Additional information regarding our corporate governance and risk management practices, as well as our corporate responsibility strategy and related activities and outcomes, can be found in section 1.5, Corporate governance and risk management and section 1.6, Capitals and our corporate responsibility of the BCE 2024 MD&A, on pages 21 to 31 of the BCE 2024 Annual Financial Report.

Environment

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Environmental protection and efficient energy performance are core to our corporate responsibility approach. Our Environmental Policy, which is reviewed annually, contains principles that support our goals, ranging from exercising due diligence to meet or exceed requirements of the environmental legislation that applies to us, to preventing pollution and promoting cost-effective resource and waste minimization initiatives. We have instructed subsidiaries subject to this policy to support these principles, and have established an executive-level committee to oversee the implementation of the policy. We monitor our operations to seek to ensure that we comply with our Environmental Policy, environmental requirements and standards, and take action seeking to prevent and correct problems when needed. We have an environmental management system in place that:

•	enables systematic environmental risks and opportunities management, including cost savings;

•	establishes a course of corporate environmental action;

•	seeks to provide early warning of potential problems;

•	identifies environmental management accountability from top management to employees;

•	seeks to ensure ongoing improvement through regular monitoring and reporting.

Since 2009, Bell Canada maintains an environmental management system certified to the ISO 14001 standard, making us the first North American communications company to be so designated(1). This certification covers Bell Canada’s internal governance to ensure execution of the environmental management system associated with the development of policies and procedures for the delivery of services by Bell Canada for business sectors network & broadband services (wireline, wireless, Internet, TV), cloud and data hosting, broadcast services (radio, digital platform & television) and connectivity and advertising technology and event promotion. In addition, in 2020, our energy management system was certified to be ISO 50001-compliant, making us the first North American communications company to be so designated(2). This certification covers the corporate and operational level management activities related to Bell Canada’s energy management program at its national business locations associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

One of our key tools is our Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting our objectives.

For the year ended December 31, 2024, we spent $14.6 million as expenses and $86.8 million as capital expenditures for environmental activities. For 2025, we have budgeted $17 million of expenses and $15.3 million of capital expenditures to seek to ensure that our Environmental Policy is applied properly, that our environmental risks are minimized and that we progress towards our greenhouse gas emissions reduction targets.

Additional information regarding our environmental protection activities can be found in section 1.6, Capitals and our corporate responsibility of the BCE 2024 MD&A, on pages 24 to 31 of the BCE 2024 Annual Financial Report.

BCE welcomes the increased demand from our stakeholders for transparency regarding our climate actions. We also believe it is important to detail how climate-related risks and opportunities can affect our business. With the Task Force on Climate-related Financial Disclosures’ (TCFD) recommendations now integrated into the International Sustainability Standards Board (ISSB) standards, we continue to monitor our disclosures against leading climate-related frameworks. We report on climate-related information in our Climate Action Report, available at BCE.ca. For greater certainty, our Climate Action Report is not part of this Annual Information Form and is not incorporated by reference herein.

3.9	Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2024 MD&A, on pages 39 to 40, 56 to 58, 59, 62 to 63 and 65 of the BCE 2024 Annual Financial Report.

See also section 3.4, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

(1)

Bell’s review in 2020 of publicly available information for North American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 14001 certification.

(2)

Bell’s review in 2020 of publicly available information for North American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 50001 certification.

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3.10 Regulatory environment

A discussion of certain legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2024 MD&A, on pages 82 to 87 of the BCE 2024 Annual Financial Report.

More information about the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

3.11 Intangible properties

Intellectual property

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trademarks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various other copyright materials, trademarks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trademark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trademark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trademarks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets, or enforcing their intellectual property rights.

Spectrum and broadcasting licences

Our intangible assets also include spectrum licences from ISED, which provide us with the right to utilize designated wireless spectrum to provide our wireless services, and broadcasting licences from the CRTC, which enable us to deliver Bell Media’s content to Canadians.

Our wireless spectrum licence holdings extend across various spectrum bands and regions across Canada, totalling more than 8.6 billion MHz-Pop, corresponding to an average of approximately 233 MHz of spectrum per Canadian(1). Prior to 2022, we deployed 600 MHz, 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS and 850 MHz as part of our wireless networks. In 2022. we began deploying our 3500 MHz spectrum acquired in the 2021 auction. In 2024, we began deploying our 3800 MHz spectrum acquired in the 2023 auction. We intend to renew existing licences to meet network capacity requirements.

Also, on November 30, 2023, Bell Mobility announced having secured the right to acquire 939 wireless spectrum licences in the recently completed 3800 MHz spectrum auction for $518 million. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Broadcasting licences issued by the CRTC are important to the success of our Bell Media segment, as they allow us to deliver radio and TV services in the communities in which we operate. We seek to maintain and renew, as applicable, all such broadcasting licences required for our operations. Many of our licences are set for a five-year term and reviewed by the CRTC under a group licence approach. While we expect to continually renew our licences, the terms under which they are provided may change from one licence term to another.

(1) Based on 2021 population census data in line with new ISED standard.

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4	General development of our business –
three-year history

This section contains forward-looking statements, including, but not limited to, relating to the proposed acquisition by Bell Canada of Ziply Fiber, the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition, certain potential benefits expected to result from the proposed acquisition including the combined Bell Canada and Ziply Fiber target number of fibre locations to be reached by the end of 2028, Bell Canada’s growth prospects and strategic positioning, the proposed disposition of BCE’s ownership stake in MLSE, the expected timing and completion thereof, the intended use by BCE of the net proceeds from the proposed disposition and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, the proposed disposition of Northwestel, the expected timing and completion thereof, the intended use by Bell Canada of the proceeds from the proposed disposition and the planned continuation of a Bell Canada partnership with Northwestel beyond transaction close, and our objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

In line with our strategic imperatives, since 2022, we have entered into or announced transactions and implemented various business strategies and corporate initiatives that have influenced the general development of our business. During this period, our regulatory environment has also influenced the general development of our business. The principal transactions, regulatory developments, business strategies and corporate initiatives that have influenced the general development of our business during the last three completed financial years are discussed below.

4.1	Transactions

Proposed disposition of Northwestel

On June 10, 2024, Bell Canada entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, to dispose of Northwestel, the largest telecommunications service provider in Canada’s North, for up to $1 billion, subject to adjustments. Bell Canada plans to maintain a strategic partnership with Northwestel beyond the transaction close through ongoing operational support, and as Northwestel’s largest customer. The transaction is expected to close in 2025 subject to certain closing conditions, including securing financing by Sixty North Unity and the completion of confirmatory due diligence and as such, there can be no assurance that the transaction will ultimately be consummated. The Competition Bureau’s approval was received in the fourth quarter of 2024. Bell Canada intends to use the proceeds from the transaction to pay down debt.

Proposed disposition of minority stake in MLSE

On September 18, 2024, BCE announced the sale of its 37.5% ownership stake in MLSE to Rogers for gross proceeds of $4.7 billion. The transaction is subject to certain closing conditions, including relevant sports league and other customary approvals. The Competition Bureau’s approval was received in December 2024. The transaction is expected to close in mid-2025. BCE intends to direct the $4.2 billion net proceeds of this disposition towards the proposed acquisition of Ziply Fiber. In addition, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN for the next 20 years through a long-term agreement with Rogers, also subject to league approvals.

Proposed acquisition of Ziply Fiber

On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). This strategic acquisition is expected to grow Bell’s position as North America’s third largest fibre internet provider. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fiber locations in North America by the end of 2028. This is expected to accelerate subscriber, revenue and EBITDA growth for Bell.

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The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the Federal Communications Commission, and approvals by state Public Utilities Commissions. The proposed acquisition is expected to close in the second half of 2025. This transaction will enhance Bell Canada’s growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities.

Key completed transactions

We have concluded a number of transactions, including acquisitions, dispositions, partnerships and investments, since 2022 to support our strategic imperatives and our purpose to advance how Canadians connect with each other and the world. More information with respect to the most significant of these transactions is provided in the table below.

Transaction	Key characteristics

Acquisition of Stratejm (2024)

•  On July 2, 2024, Bell Canada acquired Stratejm for cash consideration of $78 million ($73 million net of cash acquired) and $11 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS segment.

Acquisition of Canadian OOH media business of OUTFRONT Media Inc. (2024)

•  On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE, for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 OUTEDGE advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays for estimated proceeds of $14 million, subject to adjustments. Completion of the sale is expected in the first quarter of 2025, subject to receipt of the Competition Bureau’s approval and other customary closing conditions.

Strategic partnership with Best Buy Canada (2024)

•  In 2024, Bell announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. The first Best Buy Express was opened in Guildford Town Centre, Surrey, British Columbia on June 26, 2024. In addition, in 2024, Bell wound down The Source head office and back office operations, as well as closed the remaining 107 The Source stores.

Acquisition of FX Innovation (2023)

•  On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. Contingent consideration is estimated to be $2 million at December 31, 2024. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.

Disposition of production studios (2023)

•  On May 3, 2023, Bell Media completed the sale of its 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million).

Acquisition of Distributel Communications Limited (Distributel) (2022)

•  On December 1, 2022, Bell acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. Distributel’s results are included in our Bell CTS segment.

Acquisition of EBOX (2022)

•  In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). Bell maintains the EBOX brand and operations, and EBOX continues providing telecommunications options for consumers and businesses in these areas. The acquisition is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired business are included in our Bell CTS segment.

Acquisition of wireless spectrum

In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction by ISED. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Bell acquired 271 licences for 678 million MHz-Pop of 3500 MHz spectrum – critical to enabling the full potential of 5G – for $2.07 billion.

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On May 19, 2023, after approval from ISED, Bell obtained the right to use, through subordination, certain of Xplore Inc.’s 3500 MHz spectrum licences in Québec for $145 million.

On November 30, 2023, Bell Mobility announced having secured the right to acquire 939 licences of 3800 MHz spectrum for 1.77 billion MHz-Pop for $518 million. This acquisition will increase Bell’s total 3500 MHz and 3800 MHz spectrum holdings to 3.5 billion MHz-Pop, acquired at an average cost of $0.79 per MHz-Pop. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Normal course issuer bid for BCE preferred shares

On November 3, 2022, BCE announced the renewal of its existing normal course issuer bid (2022 NCIB), which extended from November 9, 2022 to November 8, 2023, and BCE repurchased and cancelled an aggregate of 7,411,036 first preferred shares under the 2022 NCIB. On November 2, 2023, BCE announced the renewal of its normal course issuer bid (2023 NCIB), which extended from November 9, 2023 to November 8, 2024. BCE repurchased and cancelled an aggregate of 5,599,285 Preferred Shares under the 2023 NCIB. On November 7, 2024, BCE announced the renewal of its normal course issuer bid (2024 NCIB), which will extend from November 11, 2024 to November 10, 2025, or an earlier date should BCE complete its purchases under the 2024 NCIB.

BCE initiated the 2024 NCIB because it believed that, from time to time, the first preferred shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its first preferred shares represents an appropriate use of its available funds.

The actual number of first preferred shares to be repurchased under the 2024 NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the Toronto Stock Exchange (TSX). The 2024 NCIB may be conducted through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities. At December 31, 2024, BCE had repurchased and cancelled 1,045,000 first preferred shares under the 2024 NCIB.

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4.2	Corporate developments

Refer to the sections of the BCE 2022 MD&A and BCE 2023 MD&A, contained in the BCE 2022 Annual Financial Report and BCE 2023 Annual Financial Report, respectively, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial years ended December 31, 2022 and December 31, 2023 that have influenced the general development of our business in 2022 and 2023. Refer to the sections of the BCE 2024 MD&A, contained in the BCE 2024 Annual Financial Report, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial year ended December 31, 2024 that have influenced the general development of our business in 2024, and the priorities we intend to focus on in 2025.

MD&A	Section references
BCE 2022 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital markets strategy

	Section 2	Strategic imperatives – 2022 progress for each strategic imperative

BCE 2023 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital markets strategy

	Section 2	Strategic imperatives – 2023 progress for each strategic imperative

	Section 2	Strategic imperatives – 2024 focus for each strategic imperative

BCE 2024 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital markets strategy

	Section 2	Strategic imperatives – 2024 progress for each strategic imperative
	Section 2	Strategic imperatives – 2025 focus for each strategic imperative

4.3	Regulatory environment

During the past three financial years, the general development of our business has been affected, and will continue to be affected, by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those mentioned above continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. Refer to section 8, Regulatory environment of the BCE 2022 MD&A, BCE 2023 MD&A and BCE 2024 MD&A contained in the BCE 2022 Annual Financial Report, BCE 2023 Annual Financial Report and BCE 2024 Annual Financial Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced, in the financial years ended December 31, 2022, 2023 and 2024, and may in the future influence, the general development of our business.

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5	Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the TSX and the ratings that certain rating agencies have attributed to BCE’s first preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1	BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 6, 2025, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 30, Share capital of the BCE 2024 consolidated financial statements, on pages 158 to 159 of the BCE 2024 Annual Financial Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares;

•	at least 80% of the members of the carrier company’s board of directors are Canadian; and

•	the carrier company is not controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares; and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

•	refuse to register a transfer of voting shares to a non-Canadian; and

•	force a non-Canadian to sell the non-Canadian’s voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident

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of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, TSX Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the U.S. We also provide periodic reports to the CRTC.

As of March 6, 2025, BCE had no debt securities outstanding.

5.2	Bell Canada debt securities

Bell Canada long-term debt securities

As at December 31, 2024, Bell Canada had issued or assumed long-term debt securities as summarized in the table below.

Debt securities	Weighted average interest rate	Maturity	At December 31, 2024 (in $ millions)

1997 trust indenture	4.18%	2025-2053	20,273

1976 trust indenture	9.38%	2027-2054	975

1996 trust indenture (subordinated)	8.21%	2026-2031	275

2016 U.S. trust indenture(1)	4.24%	2032-2054	9,445

Total			30,968

(1)

As at December 31, 2024, Bell Canada had issued notes under the 2016 U.S. trust indenture for an aggregate amount of $6.55 billion in U.S. dollars, which have been hedged for foreign currency fluctuations with cross currency interest rate swaps.

The Bell Canada long-term debt securities are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada long-term debt securities can be found in Note 25, Long-term debt of the BCE 2024 consolidated financial statements on pages 146 to 147 of the BCE 2024 Annual Financial Report.

Under its short form base shelf prospectus dated March 7, 2022 (2022 Shelf Prospectus), Bell Canada was permitted to issue unsecured debt securities from time to time over a 25-month period. In addition, under its prospectus supplement dated May 19, 2022 (2022 Prospectus Supplement), Bell Canada was permitted to issue unsecured Medium Term Notes (MTN) debentures under the 2022 Shelf Prospectus.

On February 9, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.5 billion principal amount of MTN debentures in two series. The $1.05 billion 4.55% MTN debentures, Series M-58, were issued at a price of $99.787 per $100 principal amount, to mature on February 9, 2030. The $450 million 5.15% MTN debentures, Series M-59, were issued at a price of $99.500 per $100 principal amount, to mature on February 9, 2053. The net proceeds of the offerings were used to repay short-term debt and for general corporate purposes.

On May 11, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and a prospectus supplement dated May 8, 2023, US$850 million (CA$1,138 million) principal amount of 5.100% Series US-8 Notes, at a price of US$99.930 per US$100 principal amount, to mature on May 11, 2033. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

On August 11, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.0 billion principal amount of MTN debentures in two series. The $600 million 5.15% MTN debentures, Series M-60, were issued at a price of $99.917 per $100 principal amount, to mature on November 14, 2028. The $400 million 5.60% MTN debentures, Series M-61, were issued at a price of $99.726 per $100 principal amount, to mature on August 11, 2053. The net proceeds of the offerings were used to repay short-term debt and for general corporate purposes.

On November 14, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.0 billion principal amount of MTN debentures in two series. The $300 million 5.85% MTN debentures, Series M-57, which were issued pursuant to a re-opening of an existing series of MTN debentures, were issued at a price of $101.232 per $100 principal amount plus accrued and unpaid interest from and including November 10, 2023 to but excluding November 14, 2023, to mature on

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November 10, 2032. The $700 million 5.25% MTN debentures, Series M-62, were issued at a price of $99.897 per $100 principal amount, to mature on March 15, 2029. The net proceeds of the offering were used to fund the repayment at maturity of Bell Canada’s $1.0 billion principal amount of 2.70% MTN debentures, Series M-44, due February 2024.

On February 15, 2024, Bell Canada issued, under the 2022 Shelf Prospectus and a prospectus supplement dated February 12, 2024, US$1.45 billion (CA$1.95 billion) aggregate principal amount of notes in two series. The US$700 million (CA$942 million) 5.200% Series US-9 Notes were issued at a price of US$99.823 per US$100 principal amount, to mature on February 15, 2034. The US$750 million (CA$1,009 million) 5.550% Series US-10 Notes were issued at a price of US$99.869 per US$100 principal amount, to mature on February 15, 2054. The net proceeds of the offering were used for the repayment at maturity of Bell Canada’s US$600 million Series US-3 Notes due March 17, 2024, to fund the remaining payment for the 3800 MHz spectrum licences and for other general corporate purposes.

Under its short form base shelf prospectus dated May 9, 2024 (2024 Shelf Prospectus), Bell Canada is permitted to issue unsecured debt securities from time to time over a 25-month period. In addition, under its prospectus supplement dated May 16, 2024 (2024 Prospectus Supplement), Bell Canada was permitted to issue unsecured MTN debentures under the 2024 Shelf Prospectus.

On May 24, 2024, Bell Canada issued, under the 2024 Shelf Prospectus and 2024 Prospectus Supplement, $1.5 billion principal amount of MTN debentures in two series. The $400 million 5.60% MTN debentures, Series M-61, were issued at a price of $101.936 per $100 principal amount, to mature on August 11, 2053. The $1.1 billion 5.15% MTN debentures, Series M-63, were issued at a price of $99.646 per $100 principal amount, to mature on August 24, 2034. The net proceeds of the offering were used to fund the repayment at maturity of Bell Canada’s $600 million Series M-45 MTN debentures due January 29, 2025 and are intended to be used to fund the repayment at maturity of part of Bell Canada’s $1,500 million Series M-47 MTN debentures due March 12, 2025 and for general corporate purposes.

On February 6, 2025, Bell Canada amended and restated its 2024 Shelf Prospectus (the 2024 Amended Shelf Prospectus) to, among other things, amend the description and characteristics of the Debt Securities that may be issued thereunder so as to provide for the issuance of subordinated (including junior subordinated) debt securities in Canada and the U.S., under one or more new trust indentures.

On February 18, 2025, Bell Canada issued, under the 2024 Amended Shelf Prospectus and a prospectus supplement dated February 12, 2025, US$2.25 billion (CA$3.187 billion) aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series: 1) US$1 billion (CA$1.416 billion) of 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the Series A Junior Subordinated Notes); and 2) US$1.25 billion (CA$1.771 billion) of Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the Series B Junior Subordinated Notes and, together with the Series A Junior Subordinated Notes, the Junior Subordinated Notes). The Series A Junior Subordinated Notes will initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%. The Series B Junior Subordinated Notes will initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%. Bell Canada may redeem either series of the Junior Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The net proceeds of the offering are intended to be used to repurchase, redeem or repay, as applicable, Bell Canada’s senior indebtedness and for other general corporate purposes.

As at March 6, 2025, Bell Canada had issued $7.589 billion principal amount of debt securities under its 2022 Shelf Prospectus and approximately $4.7 billion principal amount under its 2024 Amended Shelf Prospectus.

Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities, as defined in the terms and conditions of the relevant series of debt securities or in the relevant trust indenture, as applicable (the Repurchase upon Change of Control Triggering Event).

Bell Canada commercial paper

Bell Canada may issue short-term notes (CP Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such aggregate principal amount of CP Notes exceed $3.5 billion in Canadian currency. The sale of CP Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $3.0 billion maximum principal amount of CP Notes authorized to be

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outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 6, 2025, Bell Canada had CP Notes outstanding under its U.S. program in the principal amount of US$1,696 million (CA$2,424 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no CP Notes were outstanding under Bell Canada’s Canadian program.

5.3	Credit ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we can obtain lower interest rates than companies that have ratings lower than investment grade. Credit ratings are subject to change based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors that are not completely within our control. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, the money market and/or bank credit market.

As of March 6, 2025, BCE’s preferred shares are rated by DBRS Limited (DBRS) and S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 6, 2025, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares, as well as to Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS, Moody’s and S&P include access to some or all of their websites. In addition, we paid DBRS for services provided in connection with Bell Canada’s securitization program.

On August 30, 2024, Moody’s downgraded Bell Canada’s issuer rating to Baa2 from Baa1, unsubordinated long-term debt rating to Baa2 from Baa1 and subordinated long-term debt rating to Baa3 from Baa2. Bell Canada’s commercial paper rating was affirmed at P-2. In addition, Moody’s downgraded BCE’s issuer rating to Baa3 from Baa2. The outlook associated with the Moody’s ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above Moody’s thresholds for the prior ratings. All of these new ratings on Bell Canada’s unsubordinated and subordinated debt remain investment grade according to Moody’s rating scale with Moody’s Baa3 rating representing its last investment grade rating rank.

On September 12, 2024, S&P downgraded the issuer-credit ratings on BCE and its subsidiaries to BBB from BBB+. At the same time, S&P lowered Bell Canada’s unsubordinated long-term debt rating to BBB from BBB+ and subordinated long-term debt rating to BBB-from BBB. Although Bell Canada’s commercial paper rating was affirmed at A-2 on a Global scale, it was downgraded to A-2 from A-1 (Low) on a Canadian national scale. S&P also lowered the ratings on BCE’s preferred shares to P3 (High) from P2 (Low), on a Canadian national scale, and to BB+ from BBB-, on a Global scale. The outlook associated with the S&P ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above S&P’s thresholds for the prior ratings. All of these new ratings on Bell Canada’s unsubordinated and subordinated debt remain investment grade according to S&P’s rating scale with S&P’s BBB- rating representing its last investment grade rating rank. Notwithstanding that preferred shares are not debt or credit instruments, the new P3 (High) and BB+ ratings on BCE’s preferred shares are considered below an investment grade rating on S&P’s rating scale.

On November 5, 2024, DBRS placed all its credit ratings on BCE and Bell Canada Under Review with Negative Implications following BCE’s announcement of a definitive agreement to acquire Ziply Fiber.

On February 18, 2025, Bell Canada issued the Junior Subordinated Notes. The Junior Subordinated Notes are direct and unsecured junior subordinated debt obligations of Bell Canada and, accordingly, are subordinated in right of payment to all present and future indebtedness of Bell Canada (other than indebtedness which by its terms ranks equally with or subordinate to the Junior

34	BCE INC.	2024 ANNUAL INFORMATION FORM

Subordinated Notes), including being subordinated to Bell Canada’s subordinated long-term debt issued under its 1996 subordinated trust indenture. DBRS, Moody’s and S&P have assigned ratings of BBB (low), Baa3 and BB+, respectively, to the Junior Subordinated Notes. DBRS’ BBB (low) rating and Moody’s Baa3 rating represent the lowest investment grade ratings according to their respective rating scales. However, S&P’s BB+ rating is considered the highest rating below an investment grade rating on S&P’s rating scale. Additionally, the DBRS rating on the Junior Subordinated Notes is also “Under Review with Negative Implications”.

Ratings for BCE and Bell Canada securities

Ratings for Bell Canada short-term debt securities

Short-term debt securities	Rating agency	Rating	Rank
Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10

	Moody’s	P-2	2 out of 4

	S&P	A-2 (Canadian scale)	4 out of 8

		A-2 (Global scale)	3 out of 7

Ratings for Bell Canada long-term debt securities

Long-term debt securities	Rating agency	Rating	Rank

Bell Canada unsubordinated long-term debt securities	DBRS	BBB (high)	8 out of 26

	Moody’s	Baa2	9 out of 21

	S&P	BBB	9 out of 22

Bell Canada subordinated long-term debt securities	DBRS	BBB (low)	10 out of 26

	Moody’s	Baa3	10 out of 21

	S&P	BBB-	10 out of 22

Bell Canada junior subordinated long-term debt securities	DBRS	BBB (low)	10 out of 26

	Moody’s	Baa3	10 out of 21

	S&P	BB+	11 out of 22

Ratings for BCE preferred shares

Preferred shares	Rating agency	Rating	Rank

BCE preferred shares	DBRS	Pfd-3	8 out of 16

	S&P	P-3 (high) (Canadian scale)	7 out of 18

		BB+ (Global scale)	9 out of 20

As of March 6, 2025, BCE and Bell Canada’s credit ratings have stable outlooks from Moody’s and S&P and a negative outlook from DBRS.

General explanation

Short-term debt securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments, and is based upon public statements from the respective rating agencies as of March 6, 2025.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	R-1 (high)	D

Moody’s	P-1	NP

S&P (Canadian scale)	A-1 (High)	D

S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

35	BCE INC.	2024 ANNUAL INFORMATION FORM

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

An S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program or other short-term financial instrument, relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

Long-term debt securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments, and is based upon public statements from the respective rating agencies as of March 6, 2025.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	AAA	D

Moody’s	Aaa	C

S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

S&P’s long-term debt credit rating scale provides a forward-looking opinion of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

Preferred shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares and is based upon public statements from the respective rating agencies as of March 6, 2025.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	Pfd-1 (high)	D

S&P (Canadian scale)	P-1 (High)	D

S&P (Global scale)	AA	D

The DBRS preferred share rating scale reflects an opinion of the risk that an issuer will not fulfill its obligations with respect to both dividends and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity.

S&P’s Canadian preferred share rating is a forward-looking opinion about the creditworthiness of an obligor in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

An S&P Global rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program, and about the obligor’s capacity and willingness to meet its financial commitments.

36	BCE INC.	2024 ANNUAL INFORMATION FORM

Explanation of rating categories received for our securities

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies. The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

Rating agency	Description of securities	Rating category	Explanation of rating category received

DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality

capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events

	Long-term debt	BBB	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Preferred shares	Pfd-3	adequate credit quality

protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings correspond with companies with a BBB category or higher reference point

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations

	Long-term debt	Baa	subject to moderate credit risk

considered medium-grade and may have certain speculative characteristics

S&P	Short-term debt	A-2 (Canadian scale) A-2 (Global scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations rated higher

	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

	Long-term junior	BB	regarded as having significant speculative characteristics

	subordinated debt		less vulnerable to non-payment than other speculative issues faces major ongoing exposure to adverse business, financial or economic conditions that could lead to obligor’s inadequate capacity to meet its financial commitments

	Preferred shares	P-3 (Canadian scale)	regarded as having significant speculative characteristics

		BB (Global scale)	less vulnerable to non-payment than other speculative issues faces major ongoing exposure to adverse business, financial or economic conditions that could lead to obligor’s inadequate capacity to meet its financial commitments

37	BCE INC.	2024 ANNUAL INFORMATION FORM

5.4	Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2024 for BCE’s common shares and each series of BCE’s first preferred shares.

		First preferred shares

	Common shares (BCE)	Series R (BCE.PR.R)	Series S (BCE.PR.S)	Series T (BCE.PR.T)	Series Y (BCE.PR.Y)	Series Z (BCE.PR.Z)	Series AA (BCE.PR.A)	Series AB (BCE.PR.B)	Series AC (BCE.PR.C)	Series AD (BCE.PR.D)	Series AE (BCE.PR.E)

January 2024

High	$56.18	$16.27	$19.00	$18.13	$18.84	$18.80	$17.58	$19.23	$17.88	$19.02	$18.95

Low	$52.18	$15.25	$18.13	$16.50	$18.16	$17.24	$16.30	$18.39	$16.72	$17.95	$18.00

Volume	45,110,171	68,543	29,338	114,754	160,750	35,133	223,836	125,557	64,531	269,390	96,737

February 2024

High	$54.77	$16.26	$18.72	$18.18	$18.98	$18.85	$17.63	$19.15	$17.79	$19.08	$19.00

Low	$50.01	$15.73	$18.50	$17.55	$18.44	$18.05	$16.85	$18.65	$17.06	$18.52	$18.49

Volume	52,818,811	278,449	17,306	40,447	184,761	11,672	58,590	47,282	114,828	115,000	53,149

March 2024

High	$50.54	$16.38	$18.65	$17.92	$18.70	$18.70	$17.21	$18.80	$17.44	$18.77	$18.74

Low	$45.40	$16.00	$18.30	$17.23	$18.30	$17.90	$16.86	$18.50	$16.86	$18.42	$18.42

Volume	84,109,545	118,225	9,636	55,567	49,861	54,362	90,000	281,636	422,902	373,259	73,343

April 2024

High	$46.05	$16.30	$18.63	$17.71	$18.56	$18.25	$17.47	$18.65	$17.80	$18.62	$18.69

Low	$43.96	$16.01	$18.19	$17.00	$18.01	$17.80	$16.83	$18.25	$17.20	$18.12	$18.00

Volume	62,639,792	91,323	11,500	75,817	68,041	13,815	411,172	98,606	288,045	335,040	211,889

May 2024

High	$47.20	$16.57	$18.40	$18.19	$18.33	$18.44	$17.89	$18.50	$17.94	$18.50	$18.43

Low	$44.43	$16.00	$18.06	$17.35	$18.05	$17.90	$16.94	$18.14	$17.33	$18.07	$18.01

Volume	60,501,133	254,910	32,783	77,484	140,030	62,950	320,855	160,980	82,019	510,805	306,677

June 2024

High	$47.60	$16.24	$18.38	$18.04	$18.15	$18.27	$17.30	$18.26	$17.90	$18.30	$18.35

Low	$44.21	$14.55	$16.24	$16.09	$16.30	$16.55	$15.55	$16.40	$16.16	$16.30	$16.31

Volume	68,628,756	87,311	35,302	54,434	131,377	39,527	197,709	392,250	74,089	318,242	98,483

July 2024

High	$46.83	$16.27	$17.60	$17.49	$17.54	$18.15	$17.34	$18.07	$17.88	$17.63	$17.65

Low	$42.58	$15.07	$16.86	$16.66	$16.70	$17.35	$16.44	$17.01	$17.10	$16.90	$16.96

Volume	57,856,073	84,292	52,840	70,923	129,544	22,991	132,211	254,520	72,133	232,850	69,311

August 2024

High	$48.44	$15.94	$17.30	$17.50	$17.36	$18.13	$17.38	$17.45	$17.73	$17.44	$17.40

Low	$46.32	$15.10	$16.85	$16.60	$16.85	$17.56	$16.69	$16.98	$17.00	$16.89	$16.90

Volume	57,395,781	119,232	42,921	65,072	228,217	11,756	158,191	72,966	72,921	328,785	291,033

September 2024

High	$49.13	$15.97	$17.15	$17.37	$17.06	$18.15	$17.45	$17.35	$17.78	$17.22	$17.22

Low	$46.51	$15.66	$16.37	$16.77	$16.52	$17.85	$17.00	$16.72	$17.26	$16.55	$16.65

Volume	70,788,206	59,585	40,275	92,436	73,452	42,866	80,406	145,248	60,161	141,607	95,510

October 2024

High	$47.16	$15.97	$16.84	$17.00	$16.80	$17.96	$17.24	$17.05	$17.44	$16.75	$16.91

Low	$44.58	$15.27	$16.48	$16.42	$16.49	$17.59	$16.42	$16.72	$16.64	$16.39	$16.50

Volume	58,266,798	43,232	20,236	102,314	47,715	42,185	265,318	114,501	97,234	250,456	148,178

November 2024

High	$45.15	$15.42	$16.66	$16.50	$16.46	$17.55	$16.50	$16.82	$16.80	$16.55	$16.59

Low	$36.95	$14.49	$15.76	$15.40	$15.66	$16.32	$15.42	$16.01	$15.84	$15.79	$15.76

Volume	113,992,335	91,243	46,287	91,099	129,763	48,801	203,008	279,642	89,461	174,761	97,412

December 2024

High	$38.59	$15.68	$16.38	$16.47	$16.47	$17.81	$16.64	$16.53	$16.99	$16.45	$16.56

Low	$31.99	$14.84	$15.52	$15.53	$15.73	$16.92	$15.88	$15.70	$16.32	$15.68	$15.82

Volume	108,221,215	64,962	80,364	204,179	207,240	59,775	127,048	145,050	110,113	231,860	210,212

38	BCE INC.	2024 ANNUAL INFORMATION FORM

	First preferred shares

	Series AF (BCE.PR.F)	Series AG (BCE.PR.G)	Series AH (BCE.PR.H)	Series AI (BCE.PR.I)	Series AJ (BCE.PR.J)	Series AK (BCE.PR.K)	Series AL (BCE.PR.L)	Series AM (BCE.PR.M)	Series AN (BCE.PR.N)	Series AQ (BCE.PR.Q)

January 2024

High	$17.31	$16.18	$19.35	$16.15	$18.85	$15.60	$17.29	$16.14	$17.90	$22.80

Low	$15.87	$14.43	$18.48	$15.00	$18.26	$14.10	$15.89	$14.70	$16.79	$22.00

Volume	231,329	45,335	94,450	189,248	99,661	1,198,877	15,570	99,573	15,624	172,908

February 2024

High	$17.45	$16.47	$19.20	$16.21	$18.95	$15.60	$17.49	$16.00	$17.89	$23.18

Low	$16.89	$16.01	$18.70	$15.80	$18.61	$14.57	$16.77	$15.07	$16.99	$21.92

Volume	147,022	107,090	50,467	109,798	78,551	659,523	28,168	41,205	14,675	79,803

March 2024

High	$17.35	$16.34	$18.83	$16.47	$18.80	$15.20	$17.03	$15.52	$17.21	$22.40

Low	$16.82	$15.95	$18.53	$15.87	$18.50	$14.83	$16.46	$15.15	$16.61	$21.75

Volume	124,920	40,334	30,482	222,413	52,838	384,741	14,274	106,587	16,340	85,593

April 2024

High	$17.43	$16.28	$18.85	$16.31	$18.64	$15.18	$16.94	$15.93	$17.15	$22.38

Low	$16.97	$15.81	$17.01	$15.76	$18.10	$14.85	$16.19	$15.30	$16.73	$21.80

Volume	157,574	295,728	135,629	341,263	17,825	899,158	16,574	421,396	11,411	275,615

May 2024

High	$17.79	$17.22	$18.40	$16.49	$18.37	$15.72	$17.22	$16.40	$17.91	$22.72

Low	$17.03	$16.17	$18.04	$16.00	$18.15	$14.90	$16.75	$15.78	$17.00	$22.09

Volume	199,384	185,025	106,272	289,965	23,439	579,699	9,783	204,004	22,445	253,998

June 2024

High	$17.40	$16.55	$18.15	$16.33	$18.18	$15.40	$16.84	$15.97	$17.27	$22.64

Low	$15.52	$14.57	$16.42	$14.35	$16.29	$13.79	$15.48	$14.50	$15.88	$20.80

Volume	84,330	66,769	124,960	70,006	38,752	710,275	17,572	251,259	38,811	116,123

July 2024

High	$16.99	$16.21	$17.65	$15.96	$17.64	$15.42	$16.84	$16.15	$17.64	$22.50

Low	$16.16	$15.25	$16.97	$15.12	$17.00	$14.80	$16.02	$15.57	$16.75	$21.72

Volume	158,647	186,147	91,558	293,182	110,625	455,259	39,992	159,406	13,313	121,433

August 2024

High	$17.20	$16.33	$17.44	$16.30	$17.35	$15.50	$16.84	$16.50	$17.40	$23.10

Low	$16.30	$15.35	$16.88	$15.23	$16.88	$14.63	$16.00	$15.34	$16.31	$21.97

Volume	160,119	129,200	135,388	193,582	166,098	227,321	14,498	245,336	23,403	105,807

September 2024

High	$17.04	$16.14	$17.08	$16.07	$17.27	$15.50	$16.60	$16.37	$17.10	$23.10

Low	$16.50	$15.52	$16.61	$15.43	$16.72	$14.88	$16.00	$15.75	$16.47	$22.55

Volume	146,147	21,891	44,167	25,029	15,239	204,749	14,170	196,013	7,686	76,728

October 2024

High	$16.93	$16.00	$16.84	$15.76	$17.28	$15.25	$16.24	$16.17	$16.95	$23.10

Low	$16.35	$15.32	$16.35	$15.14	$16.63	$14.60	$15.58	$15.20	$16.45	$22.35

Volume	185,437	148,630	26,582	47,477	45,625	275,934	19,810	129,293	5,900	80,438

November 2024

High	$16.56	$15.41	$16.50	$15.25	$16.77	$14.73	$15.98	$15.63	$16.50	$22.98

Low	$15.47	$14.36	$15.78	$14.14	$15.73	$13.93	$15.00	$14.80	$15.88	$21.75

Volume	278,521	162,163	81,282	168,052	203,999	396,001	21,030	81,384	24,503	103,546

December 2024

High	$16.69	$15.79	$16.42	$15.90	$16.43	$14.95	$15.24	$15.91	$16.26	$22.78

Low	$15.87	$14.74	$15.67	$14.61	$15.75	$14.17	$14.25	$15.09	$15.36	$22.00

Volume	114,995	21,288	83,977	26,455	65,993	463,721	40,119	98,663	39,934	74,680

39	BCE INC.	2024 ANNUAL INFORMATION FORM

6	Dividends and dividend
payout policy

This section contains forward-looking statements, including, but not limited to, relating to BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, the reduction of BCE’s net debt leverage ratio, anticipated reductions in capital expenditures, the status of the DRP and the time period during which the discount thereunder will be maintained by BCE,BCE’s business outlook, objectives and plans. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

On February 6, 2025, the BCE Board declared a quarterly dividend of $0.9975 per common share, payable on April 15, 2025, to shareholders of record at the close of business on March 14, 2025. BCE’s common share dividend and common share dividend payout policy will continue to be reviewed by the BCE Board. In its review, the BCE Board will consider the competitive, macroeconomic and regulatory environments as well as progress being made on our strategic and operational roadmap.

BCE’s stated common share dividend payout policy is to target a dividend payout range of 65% to 75% of free cash flow(1). This policy is intended to be a framework conveying to market participants BCE’s long-term approach and philosophy to allocating cash generated by the business and considers BCE’s strategic business priorities, long-term growth opportunities and capital funding requirements. The policy is designed to remain consistent in the long term and does not vary to take into account, and is not intended to be adjusted to reflect, our accelerated capital expenditures to advance our network investments in fibre, 5G and 5G+ network infrastructure which occurred from 2021 to 2024, transitory events affecting the industry or regulatory environment in which we operate, strategic acquisitions, and other specific events occurring from time to time. The policy is not intended to restrict the BCE Board’s discretion in declaring dividends and does not bind BCE in declaring any set amount of dividend. As a result, dividends are not automatically reduced in a year when free cash flow is lower or increased in a year when free cash flow is higher.

BCE’s dividend payout policy, setting the common share dividend rate and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained, or that dividends will be declared. Dividend rates and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in section 1, Caution regarding forward-looking statements of this Annual Information Form.

For the year ended December 31, 2024, our dividend payout ratio(2) was 125%, an increase from 111% for the year ended December 31, 2023, due to lower free cash flow and higher cash dividends paid on common shares. Free cash flow decreased by $256 million in 2024, compared to 2023, due mainly to $958 million lower cash flows from operating activities, partly offset by a $684 million reduction in capital expenditures. The $958 million decrease in cash flows from operating activities was due mainly to a $377 million year-over-year decline in the net change in operating assets and liabilities, $273 million higher interest paid due to higher average debt levels and higher interest rates, $152 million higher severance and other costs paid and $83 million higher income taxes paid, partly offset by a $172 million increase in adjusted EBITDA(3).

BCE’s dividend payout ratio for 2024 exceeded the high end of our policy range by 50%, or approximately $1.9 billion, due mainly to substantial capital expenditures as we continued to make generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure, significant severance payments related to workforce restructuring initiatives and lower cash from operating assets and liabilities.

In Q4 2024, BCE’s DRP was amended to provide, at the BCE Board’s discretion, for the issuance of new common shares from treasury at a discount to the volume weighted average trading price of the common shares for the five trading days immediately preceding the applicable dividend payment date (Average Market Price). Commencing with the dividend paid on January 15, 2025, and subsequently until further notice, common shares distributed under the DRP are being issued from treasury at a discount of 2% to the Average Market Price.

(1)

Free cash flow is a non-GAAP financial measure. This financial measure does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2024 MD&A, on pages 104 to 108 of the BCE 2024 Annual Financial Report for more information on this measure including a reconciliation to cash flows from operating activities, being the most directly comparable IFRS financial measure.

(2)

Dividend payout ratio is a non-GAAP ratio. This ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. Dividend payout ratio is calculated by dividing dividends paid on common shares by free cash flow Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2024 MD&A, on pages 104 to 108 of the BCE 2024 Annual Financial Report for more information on this ratio.

(3)

Adjusted EBITDA is a total of segments measure. This financial measure does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of the BCE 2024 MD&A, on pages 104 to 108 of the BCE 2024 Annual Financial Report for more information on this measure including a reconciliation to net earnings being the most directly comparable IFRS financial measure.

40	BCE INC.	2024 ANNUAL INFORMATION FORM

Common shares delivered to participants under the DRP in reinvestment of cash dividends were previously purchased on the secondary market with no discount. The issuance of treasury shares under the discounted DRP enables BCE to retain cash that would otherwise have been paid as cash dividends. The shareholder enrollment rate for the dividend payment made in January 2025 attained 34%, resulting in $308 million of cash being retained and contributing to an expected reduction in the dividend payout ratio in 2025. The BCE Board will be evaluating the opportunity to terminate the discount under the DRP in 2025, taking into account several factors, including the price per share at which shares are being issued under the DRP and BCE’s progress on initiatives towards reducing its net debt leverage ratio.

BCE’s dividend payout ratio for 2025 is currently expected to be lower than our 2024 dividend payout ratio of 125%. This expectation: (i) reflects a planned reduction in capital expenditures of approximately $500 million compared to 2024; (ii) excludes the impact of the acquisition of Ziply Fiber, which is expected to close in the second half of 2025; and (iii) reflects the impact of the discounted treasury DRP.

For additional information, refer to section 1.4, Capital allocation strategy of the BCE 2024 MD&A, on pages 18 to 21 of the BCE 2024 Annual Financial Report.

The table below describes the increases in BCE’s annualized common share dividend starting with the quarterly dividend payable on April 15, 2022.

Date of announcement	Amount of increase	Effective date

February 3, 2022	5.1% (from $3.50 per share to $3.68 per share)	Quarterly dividend payable on April 15, 2022

February 2, 2023	5.2% (from $3.68 per share to $3.87 per share)	Quarterly dividend payable on April 17, 2023

February 8, 2024	3.1% (from $3.87 per share to $3.99 per share)	Quarterly dividend payable on April 15, 2024

February 6, 2025	0% (from $3.99 per share to $3.99 per share)	Quarterly dividend payable on April 15, 2025

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

41	BCE INC.	2024 ANNUAL INFORMATION FORM

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2024, 2023 and 2022.

	2024	2023	2022

Common shares	$3.99	$3.87	$3.68

First preferred shares

Series R	$0.75450	$0.75450	$0.75450

Series S	$1.64999	$1.74988	$1.11611

Series T	$1.24750	$1.24750	$1.24750

Series Y	$1.64999	$1.74988	$1.11611

Series Z	$1.33650	$1.33650	$1.06613

Series AA	$1.23500	$1.23500	$1.06876

Series AB	$1.64999	$1.74988	$1.11611

Series AC	$1.27000	$1.27000	$1.09500

Series AD	$1.64999	$1.74988	$1.11611

Series AE	$1.64999	$1.74988	$1.11611

Series AF	$0.96625	$0.96625	$0.96625

Series AG	$0.84250	$0.84250	$0.84250

Series AH	$1.64999	$1.74988	$1.11611

Series AI	$0.84750	$0.84750	$0.84750

Series AJ	$1.64999	$1.74988	$1.11611

Series AK	$0.82650	$0.82650	$0.82650

Series AL	$1.66799	$1.62174	$0.81844

Series AM	$0.73475	$0.73475	$0.73475

Series AN	$1.72063	$1.67424	$0.87094

Series AO(1)	$—	$—	$0.26625

Series AQ	$1.63450	$1.31088	$1.20300

(1)	On March 31, 2022, BCE redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO.

42	BCE INC.	2024 ANNUAL INFORMATION FORM

7	Our directors
and executive officers

7.1	Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 6, 2025.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

Name, province/state and country of residence	Date elected or appointed to the BCE Board	Principal occupation on March 6, 2025

Mirko Bibic, Ontario, Canada	January 2020	President and Chief Executive Officer, BCE and Bell Canada, since January 2020

Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979

Katherine Lee, Ontario, Canada	August 2015	Corporate director, since March 2018, and Chartered Professional Accountant

Monique F. Leroux, C.M., O.Q., FCPA, FCA, Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant

Sheila A. Murray, Ontario, Canada	May 2020	Corporate director, since April 2019

Gordon M. Nixon, C.M., O.Ont., Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014

Louis P. Pagnutti, FCPA, FCA, Ontario, Canada	November 2020	Corporate director, since September 2020, and Chartered Professional Accountant

Calin Rovinescu, C.M., Ontario, Canada	April 2016	Corporate director, since February 2021

Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016

Jennifer Tory, C.M., Ontario, Canada	April 2021	Corporate director, since December 2019

Louis Vachon, C.M., O.Q., Québec, Canada	October 2022	Operating Partner, J.C. Flowers & Co. (a private investment firm), since January 2022

Johan Wibergh, Barbados	November 2023	Corporate director, since February 2023

Cornell Wright, Ontario, Canada	April 2021	President, Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties), since January 2022

Past occupation

All of BCE’s directors have held the positions listed above or other senior management positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

Name	Past occupation

Louis P. Pagnutti, FCPA, FCA	Global Managing Partner of Ernst & Young (EY) (a professional services firm), from 2013 to September 2020

Calin Rovinescu, C.M.	President and Chief Executive Officer of Air Canada (an airline company), from 2009 to February 2021

Louis Vachon, C.M., O.Q.	Chief Executive Officer of National Bank of Canada (a chartered bank), from 2007 to November 2021

Johan Wibergh	Chief Technology Officer of Vodafone Group plc (a global telecommunications provider), from 2015 to December 2022

Cornell Wright	Partner of Torys LLP (a law firm), from 2009 to April 2021

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Committees of the BCE Board

The table below lists the committees of the BCE Board and their members on March 6, 2025.

Committee	Members

Audit	Louis P. Pagnutti (Chair) Katherine Lee, Monique F. Leroux, Jennifer Tory, Johan Wibergh, Cornell Wright

Corporate Governance	Monique F. Leroux (Chair) Katherine Lee, Sheila A. Murray, Karen Sheriff, Cornell Wright

Management Resources and Compensation	Sheila A. Murray (Chair) Robert P. Dexter, Calin Rovinescu, Jennifer Tory, Louis Vachon

Risk and Pension Fund	Calin Rovinescu (Chair) Robert P. Dexter, Louis P. Pagnutti, Karen Sheriff, Louis Vachon, Johan Wibergh

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7.2	Executive officers

On October 10, 2024, Hadeer Hassaan became Executive Vice President, Chief Customer Experience Officer of Bell Canada. Hadeer Hassaan was previously Senior Vice President, Customer Operations.

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 6, 2025.

Name	Province and country of residence	Office held at BCE/Bell Canada

Mirko Bibic	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)

Sean Cohan	Ontario, Canada	President, Bell Media (Bell Canada)

Hadeer Hassaan	Ontario, Canada	Executive Vice President, Chief Customer Experience Officer (Bell Canada)

Stephen Howe	Ontario, Canada	Chief Technology and Information Officer (Bell Canada)

Blaik Kirby	Ontario, Canada	Group President, Consumer and Small & Medium Business (SMB) (Bell Canada)

Devorah Lithwick	Ontario, Canada	Senior Vice President and Chief Brand Officer (Bell Canada)

Robert Malcolmson	Ontario, Canada	Executive Vice President and Chief Legal & Regulatory Officer

(BCE and Bell Canada)

Curtis Millen(1)	Québec, Canada	Executive Vice President and Chief Financial Officer (BCE and Bell Canada)

Nikki Moffat	Ontario, Canada	Executive Vice President, Corporate Services and Chief Human Resources Officer

(BCE and Bell Canada)

Karine Moses(1)	Québec, Canada	Senior Vice President, Sales and Vice Chair, Québec (Bell Canada)

John Watson	Ontario, Canada	Group President, Business Markets, AI and FX Innovation (Bell Canada)

(1)

Karine Moses is a director of FormerGestion Inc. (formerly Gestion Juste Pour Rire Inc.) and related entities, which filed on March 5, 2024 a notice of intention to make a proposal under section 50.4 of the Bankruptcy and Insolvency Act, which proceedings were subsequently continued on March 15, 2024 under the Companies’ Creditors Arrangement Act. In addition, Curtis Millen was a director of these entities for part of the 12 months preceding March 5, 2024.

All of our executive officers have held their present positions or other senior management positions with BCE or Bell Canada during the past five years or longer, except for Sean Cohan, who was Chief Growth Officer & President at Nielsen Holdings PLC (a global measurement and data analytics company) from March 2020 to January 2023 and President at Pick Six LLC (a media consulting and investing company) from 2019 to 2020.

7.3	Directors’ and executive officers’ share ownership

As at December 31, 2024, BCE’s directors and executive officers elected or appointed at such date as a group beneficially owned, or exercised control or direction over, directly or indirectly, 445,134 common shares (or less than 0.1%) of BCE.

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8	Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 6, 2025. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 6, 2025, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

Class action and lawsuits concerning neighbourhood marketing practices

On September 21, 2018, a claim was filed in the Québec Superior Court against Bell Canada for damages and for injunctive relief by Vidéotron Ltée (Vidéotron). The claim alleges that Bell Canada pursues itinerant merchant activities in Québec without complying with the requirements of the Québec Consumer Protection Act (QCPA). The claim estimates damages at $78.5 million. Vidéotron is also seeking an injunction ordering Bell Canada to obtain a permit and comply with the provisions of the QCPA governing itinerant merchants. On January 8, 2019, Cogeco Connexion Inc. filed a claim in damages and for injunctive relief against Bell Canada in the Québec Superior Court, which is similar to the Vidéotron claim referred to above. The claim estimates damages at $9.2 million.

On November 24, 2021, an application for authorization to institute a class action was filed against Bell Canada on behalf of all consumers in Québec who subscribed to or renewed a services contract with Bell Canada at their homes through a neighbourhood marketing agent or outside a permanent Bell Canada retail location from June 23, 2018 to the date of final judgment. The plaintiff alleges that Bell Canada’s neighbourhood marketing process violates the QCPA and the Civil Code of Québec. The plaintiff further alleges that Bell Canada conducts these practices in bad faith. The action seeks punitive damages of $1,000 per class member. On July 4, 2023, the Québec Superior Court delivered its decision authorizing the class action.

Claim under the Copyright Act

On July 5, 2021, a statement of claim was filed in the Federal Court against Bell Canada (and the former Bell Aliant) by certain copyright owners including Millennium Funding Inc. The claim alleges breach of the Copyright Act for failing to forward certain copyright infringement notices to Bell customers. The claim seeks $10,000 for each alleged failure, for a total of $397,910,000.

Intellectual property infringement lawsuits concerning IPTV, satellite TV and/or Crave systems

On January 19, 2018, a patent infringement claim was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS and NorthernTel, Limited Partnership by Rovi Guides, Inc. (Rovi) and Tivo Solutions Inc. (Tivo). The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV systems, have infringed, and induced users to infringe, on six patents variously owned by the plaintiffs (the two Tivo patents were subsequently withdrawn). In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services or an accounting of the defendants’ profits. Following a trial on the merits of the liability phase, on October 7, 2022, the trial judge delivered a judgment completely in the defendants’ favour, dismissing all of the plaintiffs’ claims and invalidating all four of the remaining patents. The plaintiffs’ appeal from that judgment was heard on November 29, 2023. On August 6, 2024, the Federal Court of Appeal dismissed Rovi’s appeal.

On July 27, 2021, a further claim was filed in the Federal Court by Rovi against BCE Inc., Bell Canada, Bell Media, Bell ExpressVu, NorthernTel, Limited Partnership and certain third-party suppliers alleging infringement of a different set of four patents from the action noted above. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV, satellite TV and OTT Crave systems, have infringed, and induced users to infringe, on four patents owned by the plaintiffs. The plaintiffs seek similar damages as in the 2018 action. On February 15, 2023, the Court granted the defendants’ motion

46	BCE INC.	2024 ANNUAL INFORMATION FORM

to bifurcate the action into separate liability and damages phases. The plaintiffs were amended to include TiVo LLC and then subsequently to replace Rovi and TiVo with corporate successors Adeia Guides Inc. and Adeia Media Holdings LLC.

Class actions concerning service fee modifications

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant with the QCPA. The action seeks the reimbursement, since November 2012, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

On December 12, 2018, another application for authorization to institute a class action was filed in the Québec Superior Court against regional subsidiaries Télébec, Limited Partnership and Cablevision du Nord de Québec Inc. on behalf of all consumers and business entities whose monthly fees for wireline telephone services, Internet services, TV services or wireless postpaid services were unilaterally modified at any time since December 2015. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant under the QCPA and the Civil Code of Québec. The action seeks the reimbursement, since December 2015, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. In a decision dated February 3, 2022, the court authorized the action to proceed as a class action for the price increases that occurred between December 12, 2015 and November 2022.

Class action and purported class action concerning relevant advertisements initiative

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court. The plaintiffs seek damages for breach of contract, breach of applicable consumer protection legislation, breach of the Civil Code of Québec, intrusion upon seclusion, negligence, breach of confidence, unjust enrichment and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to the Relevant Advertisements Initiative. Unspecified punitive damages are also sought in both actions. On November 16, 2017, the court stayed the Québec action. On May 13, 2019, the Ontario Superior Court certified the Ontario action as a national class action against Bell Mobility for the period between November 16, 2013 and April 14, 2015.

Class actions concerning increase to late payment charges

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class, in addition to general and punitive damages. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another application for the authorization to institute an identical class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services, later amended to add Bell Canada as defendant. On December 19, 2014, the court authorized this action to proceed as a class action.

Class action concerning rounding-up of minutes

On August 18, 2008, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against Bell Mobility on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. The action alleges misrepresentation and breach of contract and seeks reimbursement of all amounts received by Bell Mobility as a result of the rounded-up portion of per minute charges for wireless airtime, alleged to be general damages of $500 million and punitive damages of $20 million. The action was certified as a class action on November 25, 2014, for the period between August 18, 2006 and October 1, 2009.

47	BCE INC.	2024 ANNUAL INFORMATION FORM

Purported class action concerning “911 fees”

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the now Saskatchewan Court of King’s Bench against a number of communications service providers, including Bell Mobility and its predecessors Bell MTS and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), on behalf of certain alleged customers (the action also named BCE Inc. and Bell Canada as defendants but they were removed). The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment, breaches of provincial consumer protection legislation and the Competition Act, and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages, punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers, wherever resident in Canada. The action has not yet been certified as a class action.

Class action concerning wireless system access fees

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the now Saskatchewan Court of King’s Bench against a number of wireless communications service providers, including Bell Mobility and its predecessors Bell MTS and Bell Aliant LP, on behalf of certain alleged customers. This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the grounds of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers, wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

Other

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes, competitor disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

48	BCE INC.	2024 ANNUAL INFORMATION FORM

9	Interest of management and others in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10	Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023, and the Report of independent registered public accounting firm in respect of our internal control over financial reporting as of December 31, 2024. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

11	Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is TSX Trust Company at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is Equiniti Trust Company, LLC (successor to American Stock Transfer & Trust Company, LLC) at its principal office in New York, New York.

The register for Bell Canada’s Canadian unsubordinated debentures is kept at the principal office of BNY Trust Company of Canada (BNY) in Montréal, and facilities for registration, exchange and transfer of the Canadian unsubordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell Canada’s Canadian subordinated debentures is kept at the principal office of BNY in Montréal, and facilities for registration, exchange and transfer of the Canadian subordinated debentures are maintained at the principal offices of BNY in Montréal and Toronto.

The register for Bell Canada’s U.S. notes, issued pursuant to its 2016 U.S. trust indenture, is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such U.S. notes are also maintained at the principal office of The Bank of New York Mellon in New York.

The register for Bell Canada’s Junior Subordinated Notes issued pursuant to its 2025 U.S. trust indenture is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such Junior Subordinated Notes are also maintained at the principal office of The Bank of New York Mellon in New York.

49	BCE INC.	2024 ANNUAL INFORMATION FORM

12	For more information

This Annual Information Form as well as BCE’s annual and quarterly shareholder reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2024 Annual Financial Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

50	BCE INC.	2024 ANNUAL INFORMATION FORM

13	Schedule 1 –
Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the BCE Board in its oversight of:

•	the integrity of BCE’s financial statements and related information;

•	BCE’s compliance with applicable legal and regulatory requirements;

•	the independence, qualifications and appointment of the external auditors;

•	the performance of both the external and internal auditors;

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls;

•	BCE’s risk processes as they relate to financial reporting and management.

Members’ financial literacy, expertise and simultaneous service

Under the Sarbanes-Oxley Act of 2002 and related SEC rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE Board has determined that all the members of the Audit Committee during 2024 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, as well as Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2024 or currently.

Relevant education and experience

L.P. Pagnutti, FCPA, FCA (Chair)

Mr. Pagnutti has been a director of BCE since November 2020 and is Chair of the Audit Committee since January 2021. Mr. Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chairman and Chief Executive Officer of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

K. Lee	Ms. Lee has been a director of BCE since August 2015. She is a corporate director and, from 2010 to February 2015, served as President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it into a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is a director of Colliers International Group and Public Sector Pension Investments.

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M.F. Leroux, C.M., O.Q., FCPA, FCA

Ms. Leroux has been a director of BCE since April 2016. Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director, who serves as an independent director of Michelin Group and Alimentation Couche-Tard Inc. As such, she brings to these boards her diverse experience, among others as Audit Partner at Ernst and Young from 1988 to 1995 and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. Ms. Leroux is Chair of Michelin’s Corporate Social Responsibility Committee, which oversees ESG (including climate change) matters for the company. In 2020, Ms. Leroux acted as Chair of the Industry Strategy Council appointed by the Minister of Innovation, Science and Industry Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec. She is Vice-Chair of the Montreal Symphony Orchestra (OSM) and she is also Chair of the Boards of the University of Sherbrooke and Conservatoire de musique et d’art dramatique du Québec. Ms. Leroux is a Companion of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from 12 Canadian universities in recognition of her contribution to the business sector and to the community.

J. Tory, C.M.

Ms. Tory has been a director of BCE since April 2021. She is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship (ESG) & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014 to 2017. Throughout her 42-year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital and cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the board of the Sunnybrook Hospital Foundation and is past Chair of the board of the Toronto International Film Festival. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the development and advancement of women. She has completed her Global Competent Board Sustainability & ESG Designation and Certificate (GCB.D), which included a session on climate change and biodiversity.

J. Wibergh

Mr. Wibergh has been a director of BCE since November 2023. He is the former Chief Technology Officer of Vodafone, a global telecommunications provider, having retired in January 2023. He is a seasoned technology executive with over 35 years of experience in managing large-scale operations across the globe, having served in various C-suite positions with leading global companies for more than 15 years. Mr. Wibergh’s career includes nearly eight years as the Group Chief Technology Officer of Vodafone and 6.5 years as EVP & Head of Business Unit Networks for Ericsson. His leadership experience spans technology innovation, telecoms networks, enterprise networks, digital and IT systems, cybersecurity, R&D, product management, operational excellence, and large-scale 24/7 operations. Mr. Wibergh is a member of four American boards, AST SpaceMobile, Inc., Trimble Inc., Inception Holding (comprising Marconi and Avanci) and Cohere Technologies. Mr. Wibergh’s previous board experience includes Vantage Towers AG (2020–2022), KTH Royal Institute of Technology (2010–2016) and chair of Next Generation Mobile Networks (2016–2018). He has also served on the advisory boards of IBM, HP Enterprises and Amdocs. Mr. Wibergh has a Masters in Computer Science and Engineering from Linköping University, Sweden.

C. Wright	Mr. Wright has been a director of BCE since April 2021. Mr. Wright is President of Wittington Investments, Limited (Wittington) (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). As President of Wittington, Mr. Wright serves as a director of the Weston group of companies. Mr. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and was co-head of the firm’s M&A Practice. Mr. Wright has a broad range of experience in complex transactional, securities, private equity, regulatory, governance and compliance matters. He is a Fellow of The American College of Governance Counsel. Mr. Wright is a Trustee of University Health Network, a member of the Dean’s Advisory Board at the Rotman School of Management, and past Chair of the board of the National Ballet of Canada. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

The NYSE rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. No Audit Committee member currently serves simultaneously on the audit committee of more than three public companies.

Pre-approval policies and procedures

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

•	identifying the services that the external auditors may and may not provide to BCE and its subsidiaries;

•	pre-approving all services to be provided by the external auditors of BCE and its subsidiaries;

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

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•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation, or legal services;

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors;

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors;

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2024 (in $ millions)	2023 (in $ millions)
Audit fees(1)	10.5	10.1
Audit-related fees(2)	3.5	3.5
Tax fees(3)	0.3	0.3
All other fees(4)	0.1	0.1
Total(5)	14.4	14.0

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $14.4 million for 2024 and $14.0 million for 2023 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.9 million in 2024 and $10.8 million in 2023.

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14	Schedule 2 –
Audit Committee charter

I.	Purpose

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

A.	the integrity of the Corporation’s financial statements and related information;

B.	the Corporation’s compliance with applicable legal and regulatory requirements;

C.	the independence, qualifications and appointment of the shareholders’ auditor;

D.	the performance of the shareholders’ auditor and internal audit;

E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and

F.	the Corporation’s risks as they relate to financial reporting and management.

II.	Duties and Responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control

1.	On a quarterly and annual basis, review and discuss with management and the shareholders’ auditor the following:

a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles or material related party transactions, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several International Financial Reporting Standards (IFRS) and/or non IFRS measures on the financial statements when such a selection has been made in the current reporting period;

c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and

d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-IFRS information).

2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, safe harbour notice concerning forward-looking statements, annual integrated report, Annual Information Form, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

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3.	Review and discuss reports from the shareholders’ auditor on:

a.	all critical accounting policies and practices used by the Corporation;

b.

all material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and

c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

B.	Oversight of the Shareholders’ Auditor

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor, who shall report directly to the Audit Committee, and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted audit and non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to the Chief Financial Officer to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.

6.	At least annually, consider, assess, and report to the Board of Directors on:

a.

the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;

b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;

c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and

d.	the quality of the communications and interactions with the external auditor.

7.	At least annually, obtain and review a report by the shareholders’ auditor describing:

a.	the shareholders’ auditor’s internal quality-control procedures;

b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.

8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor focussing on the firm and report to the Board of Directors on:

a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;

b.	the quality of the engagement team; and

c.	the quality of communications and interactions with the shareholders’ auditor.

9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.

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10.	Review the annual audit plan with the shareholders’ auditor.

11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

C.	Oversight of Internal Audit

1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;

b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

D.	Oversight of the Corporation’s Internal Control System

1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls over financial reporting;

c.	compliance with the policies and practices of the Corporation relating to business ethics and code of conduct;

d.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and

e.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.

2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.

3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.

4.

Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E.	Oversight of the Corporation’s Financial Reporting and Management Risks

1.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s processes for identifying, assessing, mitigating, remedying and, where required, reporting major financial reporting and management risk exposures.

2.

Review, report, and where appropriate, provide recommendations to the Board of Directors on certain key financial reporting and management policies, including the Corporation’s Auditor Independence Policy and Complaints Procedures for Accounting and Auditing Matters, and recommend changes as deemed appropriate.

F.	Journalistic Independence

1.

Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

2.

At least annually, obtain and review reports regarding compliance with the Corporation’s Journalistic Independence Policy by each of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

G.	Compliance with Legal Requirements

1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

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2.	Receive, on a periodic basis, reports from the Corporation’s General Counsel or Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

III.	Evaluation of the Audit Committee and Report to Board of Directors

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.

B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.

C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	Outside Advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	Membership

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations, including stock exchange requirements, as determined by the Board of Directors.

VI.	Audit Committee Chair

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;

C.	Chair meetings of the Audit Committee;

D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;

G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

VII.	Term

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	Procedures for Meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

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IX.	Quorum and Voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or the Corporate Secretary’s delegate shall be the Secretary of the Audit Committee.

XI.	Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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